Exhibit 99.1

Q2
2016

SHAREHOLDERS’ REPORT

SUN LIFE FINANCIAL INC.

For the period ended

June 30, 2016

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.

Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CST Trust Company.

For more information call CST Trust Company at 1 877 224-1760.

Sun Life Financial Reports Second Quarter 2016 Results

The information contained in this document is based on the unaudited interim financial results of Sun Life Financial Inc. for the period ended June 30, 2016. Sun Life Financial Inc. and its subsidiaries are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”, and also includes, where applicable, our joint ventures and associates. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON – (August 10, 2016) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the second quarter ended June 30, 2016. Second quarter reported net income was $480 million. Second quarter operating net income(1) and underlying net income(1) were $474 million and $554 million, respectively.

	Quarterly results		Year-to-date
	Q2’16	Q2’15	Q2’16	Q2’15
Reported net income ($ millions)	480	726	1,020	1,167
Operating net income(1) ($ millions)	474	731	1,005	1,177
Underlying net income(1) ($ millions)	554	615	1,136	1,131
Reported EPS(2) ($)	0.78	1.18	1.66	1.90
Operating EPS(1)(2) ($)	0.77	1.19	1.64	1.92
Underlying EPS(1)(2) ($)	0.90	1.00	1.85	1.85
Operating ROE(1)	10.1%	16.5%	10.7%	13.4%
Underlying ROE(1)	11.9%	13.9%	12.1%	12.9%

•

Minimum Continuing Capital and Surplus Requirements ratio for Sun Life Assurance Company of Canada of 214%. Cash and other liquid assets amounted to $804 million for Sun Life Financial Inc. and its wholly-owned holding companies(3)

•	Global assets under management of $865 billion compared to $891 billion as at December 31, 2015
•	Quarterly common share dividend declared of $0.405 per share

“Sun Life’s strategy stood up well during the second quarter, delivering $554 million in underlying net income and an 11.9% underlying ROE in the face of a challenging environment,” said Dean Connor, President and Chief Executive Officer, Sun Life Financial. “We made good progress at integrating our acquisitions announced last year; increased ownership in our Asian joint venture operations; and continued our investment in organic growth. Combined, these are reflected in a 26% increase in our insurance sales and a 3% increase in wealth sales.”

“From the perspective of our clients, we continued to deliver strong medium and longer-term investment results in our asset management businesses; delivered claims and benefits payments of $7.5 billion in the first six months of the year; rolled out new digital tools in Canada and Asia to make it easier to do business with us; and brought to our clients one of the broadest portfolios of ancillary group benefits in the U.S. in the quarter, as we welcomed the Assurant clients this year,” Connor said.

Operational Highlights

Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Leader in financial protection and wealth solutions in our Canadian home market

We achieved higher second quarter sales year over year in both individual insurance and Group Benefits as we continued to grow our protection businesses. Group Benefits was ranked the largest provider of employee benefit group insurance products in Canada for the seventh consecutive year(4).

We continued our growth momentum in SLGI(5) mutual funds and Sun GIF(6) segregated funds, which both increased in sales over the second quarter of the prior year. SLGI also generated strong net flows relative to the industry. Overall wealth sales were lower, mainly due to lower Group Retirement Services (“GRS”) sales, partly due to large cases in GRS in the second quarter of 2015, and lower third-party mutual funds.

Premier global asset management operations

MFS Investment Management (“MFS”) had gross sales of US$20.8 billion in the second quarter and net outflows were US$1.0 billion. MFS’s long-term retail fund performance remained strong with 86%, 93% and 97% of MFS’s mutual fund assets ranked in the top half of their Lipper categories based on three-, five- and ten-year performance, respectively, as of June 30, 2016.

Sun Life Investment Management had net sales of $519 million. Assets under management were $49 billion, compared to $58 billion as at December 31, 2015, with the decrease due to a decision by a Bentall Kennedy client to manage its real estate assets internally(7).

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	All earnings per share (“EPS”) measures refer to fully diluted EPS, unless otherwise stated.
(3)	For additional information, see the section under the heading Capital Management in this document.
(4)	The 2016 Fraser Group, Group Universe Report (based on 2015 data as measured by revenue, including administrative services only premium equivalents).
(5)	Sun Life Global Investments (Canada) Inc.
(6)	Sun Life Guaranteed Investment Funds
(7)	During the second quarter of 2016, a client of our wholly-owned subsidiary Bentall Kennedy exercised its right to acquire certain wholly-owned subsidiaries involved in the management of its assets, which will end this relationship with Bentall Kennedy.

Sun Life Financial Inc.	Second Quarter 2016	1

Leader in U.S. group benefits and International high net worth solutions

We continued progress on our integration of the U.S. employee benefits business acquired in March 2016 and it is proceeding in line with expectations. During the quarter, distribution and account management teams were unified, with a broadened product portfolio that brings together the strengths of both businesses.

Sales in Group Benefits increased compared to the second quarter of 2015, reflecting the contribution of the acquisition of the U.S. employee benefits business since closing.

International life insurance sales were in line with the prior year quarter.

Growing Asia through distribution excellence in higher growth markets

We continued our investment in Asia, increasing our ownership in Birla Sun Life Insurance Company Limited in India to 49% in the quarter, and in PT CIMB Sun Life in Indonesia to 100% on July 1, 2016. In addition, on August 3, 2016, we announced that we will acquire a pension business and will enter into a distribution arrangement to distribute our pension products in Hong Kong.

SLF Asia sales increased over the prior year reflecting strong individual insurance and wealth sales, with growth in most of our markets.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2016, the Sun Life Financial group of companies had total assets under management of $865 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

2	Sun Life Financial Inc.	Second Quarter 2016

Management’s Discussion and Analysis

For the period ended June 30, 2016

Dated August 10, 2016

How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”) and its subsidiaries are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”, and also includes, where applicable, our joint ventures and associates. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The information contained in this document is in Canadian dollars unless otherwise noted.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in our annual and interim management’s discussion and analysis (“MD&A”) and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

Operating net income (loss) and financial measures based on operating net income (loss), consisting of operating earnings per share (“EPS”) or operating loss per share, and operating return on equity (“ROE”), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of the following amounts that are not operational or ongoing in nature to assist investors in understanding our business performance: (i) certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on MFS’s share-based payment awards; (iii) acquisition, integration and restructuring amounts (including impacts related to acquiring and integrating acquisitions); (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible instruments.

Underlying net income (loss) and financial measures based on underlying net income (loss), consisting of underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income and when removed assist in explaining our results from period to period. Market related impacts include: (i) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period on investment returns and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the impact of changes in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% growth per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading Q2 2016 vs. Q2 2015 in the Financial Summary section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact on our liabilities for insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, or material changes to investment policies for asset segments supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible instruments.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only (“ASO”) premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, assets under management (“AUM”), assets under administration, and effective income tax rate on an operating net income basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	3

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional Information

Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Summary

	Quarterly results					Year-to-date
($ millions, unless otherwise noted)	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15	2016	2015
Net income (loss)
Reported net income (loss)	480	540	536	482	726	1,020	1,167
Operating net income (loss)(1)	474	531	598	478	731	1,005	1,177
Underlying net income (loss)(1)	554	582	646	528	615	1,136	1,131
Diluted EPS ($)
Reported EPS (diluted)	0.78	0.88	0.87	0.79	1.18	1.66	1.90
Operating EPS (diluted)(1)	0.77	0.87	0.98	0.78	1.19	1.64	1.92
Underlying EPS (diluted)(1)	0.90	0.95	1.05	0.86	1.00	1.85	1.85
Reported basic EPS ($)	0.78	0.88	0.88	0.79	1.19	1.66	1.91
Avg. common shares outstanding (millions)	613	612	612	611	612	613	612
Closing common shares outstanding (millions)	612.8	612.6	612.3	611.2	610.6	612.8	610.6
Dividends per common share ($)	0.405	0.39	0.39	0.38	0.38	0.795	0.74
MCCSR ratio for Sun Life Assurance(2)	214%	216%	240%	229%	223%	214%	223%
Return on equity (%)
Operating ROE(1)	10.1%	11.3%	12.7%	10.5%	16.5%	10.7%	13.4%
Underlying ROE(1)	11.9%	12.4%	13.8%	11.6%	13.9%	12.1%	12.9%
Premiums and deposits
Net premium revenue	3,563	3,178	3,551	2,114	2,523	6,741	4,730
Segregated fund deposits	2,834	2,731	2,523	2,626	4,487	5,565	6,898
Mutual fund sales(1)	20,007	19,262	17,598	16,902	19,927	39,269	42,051
Managed fund sales(1)(4)	9,886	10,865	7,678	7,156	7,002	20,751	15,245
ASO premium and deposit equivalents(1)	1,745	1,790	1,770	1,758	1,781	3,535	3,550
Total premiums and deposits(1)(4)	38,035	37,826	33,120	30,556	35,720	75,861	72,474
Assets under management
General fund assets	159,453	156,849	155,413	151,654	145,472	159,453	145,472
Segregated funds	91,463	89,795	91,440	88,248	90,500	91,463	90,500
Mutual funds, managed funds and other AUM(1)	613,687	613,874	644,479	606,256	572,110	613,687	572,110
Total AUM(1)	864,603	860,518	891,332	846,158	808,082	864,603	808,082
Capital
Subordinated debt and innovative capital instruments(3)	3,538	3,538	3,189	3,389	2,879	3,538	2,879
Participating policyholders’ equity and non-controlling interest	193	186	168	164	139	193	139
Total shareholders’ equity	20,898	20,737	21,250	20,609	19,997	20,898	19,997
Total capital	24,629	24,461	24,607	24,162	23,015	24,629	23,015

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of Sun Life Assurance Company of Canada (“Sun Life Assurance”).
(3)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, which qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see Capital and Liquidity Management – Capital in our 2015 annual MD&A.

(4)

In the second quarter of 2016, we moved our sales reporting methodology for Bentall Kennedy’s real estate investment management operations from an investment property activity basis to a client cash flow basis to be consistent with the method used in our existing asset management operations. Managed fund sales were previously reported as $11,252 million in the first quarter of 2016, $8,327 million in the fourth quarter of 2015, and $7,507 million in the third quarter of 2015. For additional information, see Additional Financial Disclosure – Sales.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	5

Q2 2016 vs. Q2 2015

Our reported net income was $480 million in the second quarter of 2016, compared to $726 million in the second quarter of 2015. Operating net income was $474 million for the quarter ended June 30, 2016, compared to $731 million for the same period last year. Underlying net income was $554 million, compared to $615 million in the second quarter of 2015.

Operating ROE and underlying ROE in the second quarter of 2016 were 10.1% and 11.9%, respectively, compared to 16.5% and 13.9%, respectively, in the second quarter of 2015.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the second quarters of 2016 and 2015.

	Quarterly results
($ millions, after-tax)	Q2’16	Q2’15
Reported net income	480	726
Certain hedges in SLF Canada that do not qualify for hedge accounting	(6)	6
Fair value adjustments on MFS’s share-based payment awards	20	(11)
Acquisition, integration and restructuring(1)	(8)	–
Operating net income(2)	474	731
Equity market impact
Impact from equity market changes	8	(5)
Basis risk impact	6	(6)
Equity market impact(3)	14	(11)
Interest rate impact
Impact from interest rate changes	(84)	86
Impact of credit spread movements	(11)	27
Impact of swap spread movements	–	(16)
Interest rate impact(4)	(95)	97
Increases (decreases) from changes in the fair value of real estate	9	11
Market related impacts	(72)	97
Assumption changes and management actions	(8)	19
Underlying net income(2)	554	615
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	41	33
Mortality	10	29
Morbidity	(30)	12
Credit	15	29
Lapse and other policyholder behaviour	–	(4)
Expenses	(18)	(21)
Other	9	(9)

(1)	In the second quarter of 2016, Acquisition, integration and restructuring amounts primarily related to integration costs of the U.S. employee benefits business acquired in 2016.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(3)

Equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(4)

Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.

(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income for the second quarters of 2016 and 2015 included items that we believe are not operational or ongoing in nature and which are, therefore, excluded in our calculation of operating net income. Operating net income for the second quarters of 2016 and 2015 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on MFS’s share-based payment awards, and acquisition, integration and restructuring amounts. The net impact of these items increased reported net income by $6 million in the second quarter of 2016 compared to a reduction of $5 million in the second quarter of 2015.

6	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our underlying net income for the second quarters of 2016 and 2015 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions reduced operating net income by $80 million in the second quarter of 2016, compared to an increase of $116 million in the second quarter of 2015.

Net income in the second quarter of 2016 also reflected unfavourable morbidity experience, mainly in SLF U.S. Group Benefits notably from the stop-loss insurance business, and expense experience including investment in growing our businesses, partially offset by gains from investment activity on insurance contract liabilities and positive credit experience.

Net income in the second quarter of 2015 also reflected the favourable effect of gains from investment activity on insurance contract liabilities, mortality, positive credit, morbidity experience, and business growth, partially offset by unfavourable expense experience including investment in growing our businesses.

Q2 2016 vs. Q2 2015 (year-to-date)

Our reported net income was $1,020 million for the first six months of 2016, compared to $1,167 million in the first six months of 2015. Operating net income was $1,005 million for the first six months ended June 30, 2016, compared to $1,177 million for the same period last year. Underlying net income was $1,136 million, compared to $1,131 million for the first six months of 2015.

Operating ROE and underlying ROE for the first six months of 2016 were 10.7% and 12.1%, respectively, compared to 13.4% and 12.9%, respectively, for the first six months of 2015.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income for the six months ended June 30, 2016 and 2015.

	Year-to-date
($ millions, after-tax)	2016	2015
Reported net income	1,020	1,167
Certain hedges that do not qualify for hedge accounting in SLF Canada	(19)	21
Fair value adjustments on MFS’s share-based payment awards	27	(31)
Acquisition, integration and restructuring(1)	7	–
Operating net income(2)	1,005	1,177
Equity market impact(3)	(4)	(2)
Interest rate impact(4)	(114)	56
Increases (decreases) from changes in the fair value of real estate	6	21
Market related impacts	(112)	75
Assumption changes and management actions	(19)	(29)
Underlying net income(2)	1,136	1,131
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	83	58
Mortality	13	40
Morbidity	(9)	14
Credit	20	34
Lapse and other policyholder behaviour	(1)	(20)
Expenses	(24)	(35)
Other	(6)	(5)

(1)

In 2016, Acquisition, integration and restructuring primarily related to integration costs of the U.S. employee benefits business acquired in 2016. These costs were more than offset by a non-cash gain of $31 million as a result of remeasuring our existing investment to fair value upon acquiring control over the operations of PVI Sun Life Insurance Company Limited.

(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(3)

Equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(4)

Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.

(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	7

Our reported net income for the first six months of 2016 and 2015 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. Operating net income for the first six months of 2016 and 2015 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on MFS’s share-based payment awards, and acquisition, integration and restructuring amounts. The net impact of these items increased reported net income by $15 million in the first six months of 2016 compared to a reduction of $10 million in the same period of 2015.

Our underlying net income for the first six months of 2016 and 2015 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions reduced operating net income by $131 million in the first six months of 2016, compared to an increase of $46 million in same period in 2015.

Net income for the first six months of 2016 also reflected the positive impact of strong investing activities in the period, positive mortality, and credit experience. This was partially offset by morbidity experience and expense experience including investment in growing our businesses.

Net income for the first six months of 2015 also reflected the favourable effect of gains from investment activity on insurance contract liabilities, mortality, positive credit, morbidity experience, and business growth, partially offset by unfavourable lapse and other policyholder behaviour experience and expense experience including investment in growing our businesses.

Acquisitions

SLF U.S.

On March 1, 2016, we acquired Assurant, Inc.’s U.S. employee benefits business. The acquired business added new capabilities and scale to our leading group benefits business in the U.S. The acquired business includes a dental business and provider network, a group life and disability business, products and capabilities in voluntary benefits and vision, and integrated capabilities in benefits communications, deductions reporting, and administration. Also acquired in the transaction was Disability Reinsurance Management Services, Inc., which provides turnkey disability risk management products and services to other insurance companies.

SLF Asia

On January 7, 2016, we increased our ownership interest in PVI Sun Life Insurance Company Limited (“PVI Sun Life”) in Vietnam, from 49% to 75% by acquiring from PVI Holdings an additional 26% of the charter capital for cash consideration of $49 million. In the first quarter of 2016, we recognized a non-cash gain of $31 million in our reported net income as a result of remeasuring our existing investment to fair value upon acquiring control over the operations of PVI Sun Life. This non-cash gain was excluded from operating net income and underlying net income.

On April 11, 2016, we increased our ownership in Birla Sun Life Insurance Company Limited (“BSLI”) in India, from 26% to 49% by purchasing additional shares of BSLI from Aditya Birla Nuvo Limited.

On July 1, 2016, we increased our ownership interest in PT CIMB Sun Life (“CSL”) in Indonesia, from 49% to 100%. We also entered into an extended bancassurance arrangement with PT Bank CIMB Niaga to strengthen our distribution capabilities.

On August 3, 2016, we announced that we will acquire the pension business of FWD Life Insurance Company (Bermuda) Limited (“FWD”), consisting of Mandatory Provident Fund and Occupational Retirement Schemes Ordinance businesses. We will also enter into an exclusive 15-year distribution agreement with FWD that will allow us to distribute our pension products through FWD’s agency force in Hong Kong. The transactions are expected to be completed in stages over the course of 2017 and 2018, subject to the receipt of regulatory approvals and satisfaction of customary closing conditions.

Additional information concerning our acquisitions is provided in Notes 3 and 15 of our Interim Consolidated Financial Statements.

Impact of the Low Interest Rate Environment

In the second quarter of 2016, declining interest rates resulted in unfavourable market related impacts. Interest rates declined during the second quarter due to macroeconomic factors, including the U.K. referendum in which voters approved an exit from the European Union.

Sun Life Financial’s overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have been low in recent years relative to historic levels. Additional information is disclosed in our 2015 annual MD&A under the heading Risk Management – Risk Categories.

In 2014, the Actuarial Standards Board (“ASB”) made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. When the ASB promulgated these changes, the intention was to review these assumptions every five years, or sooner if circumstances warrant. Given the continuing low interest rates, we expect the ASB will revisit the reinvestment assumptions in 2017 but the magnitude of any potential changes due to the promulgation remains uncertain. Based on current assumptions, as at June 30, 2016, our estimated sensitivity to a 10 basis point decrease in the ultimate reinvestment rate (“URR”) would have been a decrease in reported and operating net income of approximately $75 million. The actual impact could differ from the Company’s estimate.

The statements concerning the impact of the low interest rate environment and expected URR changes are forward-looking.

8	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia, and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars. The majority of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters and two years.

Exchange Rate	Quarterly					Year-to-date
	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15	2016	2015
Average
U.S. Dollar	1.289	1.373	1.335	1.307	1.229	1.331	1.234
U.K. Pounds	1.849	1.968	2.025	2.025	1.882	1.908	1.880
Period end
U.S. Dollar	1.292	1.300	1.384	1.331	1.249	1.292	1.249
U.K. Pounds	1.720	1.867	2.040	2.014	1.962	1.720	1.962

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the second quarter of 2016, our reported net income, operating net income and underlying net income increased by $10 million, $10 million and $12 million, respectively, as a result of the favourable impact of the weakening Canadian dollar in the second quarter of 2016 relative to the average exchange rates in the second quarter of 2015. During the first six months of 2016, our reported net income, operating net income and underlying net income increased by $43 million, $42 million and $48 million, respectively, as a result of the favourable impact of the weakening Canadian dollar in the first six months of 2016 relative to the average exchange rates in the first six months of 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	9

Performance by Business Group

SLF Canada

SLF Canada is the Canadian market leader in the group market segments and is a leading provider of retail holistic advice, providing products and services to over six million people across Canada. Our distribution breadth, strong service culture, technology leadership and brand recognition provide an excellent platform for growth. SLF Canada has three main business units – Individual Insurance & Wealth, Group Benefits (“GB”) and Group Retirement Services (“GRS”) – which offer a full range of protection, wealth accumulation and income products and services to employers, group members of company sponsored plans and individuals in their communities across Canada.

	Quarterly results					Year-to-date
($ millions)	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15	2016	2015
Reported net income (loss)	185	169	210	127	337	354	487
Certain hedges that do not qualify for hedge accounting(1)	(6)	(13)	10	(10)	6	(19)	21
Operating net income (loss)(2)	191	182	200	137	331	373	466
Market related impacts	(5)	(24)	(56)	(51)	70	(29)	1
Assumption changes and management actions	(4)	(12)	(13)	14	11	(16)	14
Underlying net income (loss)(2)	200	218	269	174	250	418	451
Operating ROE (%)(2)	9.8	9.5	10.5	7.0	17.0	9.7	12.1
Underlying ROE (%)(2)	10.3	11.4	14.1	9.0	12.8	10.9	11.7
Operating net income (loss) by business unit(1)(2)
Individual Insurance & Wealth(1)(2)	79	93	78	42	178	172	216
Group Benefits(1)(2)	72	69	86	71	107	141	161
Group Retirement Services(1)(2)	40	20	36	24	46	60	89
Total operating net income (loss)(1)(2)	191	182	200	137	331	373	466

(1)

In the second quarter of 2016, Certain hedges that do not qualify for hedge accounting consisted of $(4) million in Individual Insurance & Wealth, $(1) million in Group Benefits, and $(1) million in Group Retirement Services.

(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q2 2016 vs. Q2 2015

SLF Canada’s reported net income was $185 million in the second quarter of 2016, compared to $337 million in the second quarter of 2015. Operating net income was $191 million, compared to $331 million in the second quarter of 2015. Operating net income for both periods in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

Underlying net income in the second quarter of 2016 was $200 million, compared to $250 million in the second quarter of 2015. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the second quarter of 2016 was primarily driven by interest rates partially offset by equity markets, compared to the favourable effect in the second quarter of 2015 primarily driven by interest rates partially offset by equity markets.

Net income in the second quarter of 2016 also reflected gains from investing activities on insurance contract liabilities, partially offset by unfavourable expense experience including investment in growing our individual wealth business. Mortality and morbidity experience were largely in line with best estimate assumptions.

Net income in the second quarter of 2015 also reflected gains from investment activities on insurance contract liabilities, gains on new business and strong results in GB driven by favourable mortality and morbidity experience in our disability line of business which was partially offset by high cost drug claims. This was partially offset by policyholder behaviour, and by expense experience including investment in growing our individual wealth business.

In the second quarter of 2016, sales of individual insurance products increased 16% compared to the second quarter of 2015 driven by continued strong permanent insurance sales in the third-party channel. In our individual wealth business, we continued our growth momentum in individual wealth manufactured products(1), including Sun Life Global Investments (Canada) Inc. (“SLGI”) mutual funds and Sun Life Guaranteed Investment Funds segregated funds, with a sales increase of 37% over the same quarter of the prior year. Lower third-party mutual fund sales led to a 10% decline in total individual wealth product sales.

(1)	Individual wealth manufactured products represents our own segregated funds (Sun Life Guaranteed Investment Funds), SLGI mutual funds, and fixed product offerings.

10	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

GB sales were 12% higher than the second quarter of 2015 primarily due to strong activity in the small and mid-market segment. GRS sales decreased 55% compared to the second quarter of 2015 which benefited from strong sales including significant Defined Benefit Solutions payout annuity sales and Defined Contribution asset transfer from the University of British Columbia pension plan.

Q2 2016 vs. Q2 2015 (year-to-date)

Reported net income was $354 million for the first six months of 2016, compared to $487 million for the six months ended June 30, 2015. Operating net income for the first six months of 2016 was $373 million, compared to $466 million in the same period of 2015. Operating net income for both periods in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

Underlying net income was $418 million in the first six months ended June 30, 2016, compared to $451 million in the same period last year. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the first six months of 2016 was primarily driven by interest rates offset partially by equity markets and swap spreads, compared to the small net favourable effect in the first six months of 2015.

Net income for the six months ended June 30, 2016 also reflected gains from investment activities on insurance contract liabilities and net realized gains on available-for-sale (“AFS”) assets, partially offset by expense experience, including investment in growing our individual wealth business.

Net income for the six months ended June 30, 2015 also reflected gains from investment activities on insurance contract liabilities, gains on new business, favourable mortality and morbidity experience in our disability line of business which was partially offset by high cost drug claims in GB. This was partially offset by policyholder behaviour, and by expense experience including investment in growing our individual wealth business.

SLF U.S.

SLF U.S. has three business units: Group Benefits, International and In-force Management. Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss, dental, and vision insurance products, as well as a suite of voluntary benefits products. Group Benefits also includes Disability Reinsurance Management Services, Inc., which provides turnkey disability risk management products and services to other insurance companies. International serves high net worth clients in international markets, offering individual life insurance products, and manages a closed block of wealth products. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

	Quarterly results					Year-to-date
(US$ millions)	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15	2016	2015
Reported net income (loss)	42	69	75	49	108	111	127
Acquisition, integration and restructuring(1)	(8)	(11)	(46)	–	–	(19)	–
Operating net income (loss)(2)	50	80	121	49	108	130	127
Market related impacts	(40)	1	11	(16)	23	(39)	31
Assumption changes and management actions	–	(2)	(8)	(8)	–	(2)	(54)
Underlying net income (loss)(2)	90	81	118	73	85	171	150
Operating ROE (%)(2)	5.8	10.0	17.9	7.5	16.2	7.8	9.5
Underlying ROE (%)(2)	10.4	10.2	17.4	11.2	12.7	10.3	11.2
Operating net income (loss) by business unit(1)(2)
Group Benefits(1)(2)	19	39	23	16	22	58	60
International(2)	23	23	46	67	(1)	46	1
In-force Management(2)	8	18	52	(34)	87	26	66
Total operating net income (loss)(1)(2)	50	80	121	49	108	130	127

(C$ millions)
Reported net income (loss)	54	95	100	64	134	149	169
Operating net income (loss)(2)	64	110	163	64	134	174	169
Underlying net income (loss)(2)	114	111	158	97	105	225	186

(1)

In 2016, Acquisition, integration and restructuring amounts related to the acquisition costs of the U.S. employee benefits business acquired in 2016 in Group Benefits. In the fourth quarter of 2015, Acquisition, integration and restructuring amounts consisted of the cost of US$46 million in International related to the closing of our wealth business in SLF U.S. International to new sales in December 2015, which included assumption changes and management actions of US$30 million to reflect assumption updates including the expense strengthening associated with closing the business.

(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	11

Q2 2016 vs. Q2 2015

SLF U.S.’s reported net income was C$54 million and operating net income was C$64 million in the second quarter of 2016, compared to reported net income and operating net income of C$134 million in the second quarter of 2015. Operating net income excludes the impact of acquisition, integration and restructuring amounts, which is set out in the table above. Underlying net income was C$114 million, compared to C$105 million in the second quarter of 2015. The favourable impact of the weakening Canadian dollar in the second quarter of 2016 relative to average exchange rates in the second quarter of 2015 increased reported net income, operating net income and underlying net income by C$2 million, C$3 million and C$5 million, respectively.

In U.S. dollars, SLF U.S.’s reported net income was US$42 million and operating net income was US$50 million in the second quarter of 2016, compared to reported net income and operating net income of US$108 million in the second quarter of 2015. Underlying net income was US$90 million in the second quarter of 2016, compared to US$85 million in the second quarter of 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the second quarter of 2016 was primarily driven by interest rates, compared to the favourable effect in the second quarter of 2015 primarily driven by interest rates and credit spreads, which had a favourable impact in In-force Management and an unfavourable impact in International.

Net income in the second quarter of 2016 also reflected the contribution of the U.S. employee benefits business acquired in 2016, gains from investing activities on insurance contract liabilities, gains on the sale of AFS assets, and favourable mortality experience in International, partially offset by unfavourable morbidity experience in Group Benefits notably from stop-loss experience.

We continued progress on our integration of the U.S. employee benefits business, including combining our Group Benefits distribution, account management, underwriting, and enrollment teams, and offering an expanded portfolio of employee benefits products and capabilities. The integration is proceeding in line with expectations.

Net income in the second quarter of 2015 also reflected positive credit experience, favourable mortality in International, and the favourable impact of price increases and expense actions in Group Benefits. These items were partially offset by unfavourable, though improved, claims experience in Group Benefits, and adverse policyholder behaviour in In-force Management.

Total Group Benefits sales in the second quarter of 2016 increased 49% compared to the same period last year, reflecting the contribution of the U.S. employee benefits business acquired in 2016.

International life insurance sales were in line with the prior year quarter.

Q2 2016 vs. Q2 2015 (year-to-date)

SLF U.S.’s reported net income was C$149 million for the six months ended June 30, 2016, compared to C$169 million for the same period last year. Operating net income was C$174 million in the first six months of 2016, compared to C$169 million in the same period last year. Operating net income excludes the impact of acquisition, integration and restructuring amounts, which is set out in the table above. Underlying net income was C$225 million in the first six months of 2016, compared to C$186 million in the same period of 2015. The favourable impact of the weakening Canadian dollar in the first six months of 2016 relative to average exchange rates in the first six months of 2015 increased reported net income, operating net income and underlying net income by C$11 million, C$13 million and C$16 million, respectively.

In U.S. dollars, SLF U.S.’s reported net income was US$111 million for the six months ended June 30, 2016, compared to US$127 million for the six months ended June 30, 2015. Operating net income was US$130 million for the six months ended June 30, 2016, compared to US$127 million for the six months ended June 30, 2015. Underlying net income was US$171 million for the six months ended June 30, 2016, compared to US$150 million in the same period last year. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the first six months of 2016 was primarily driven by interest rates, compared to the favourable effect in the first six months of 2015 primarily driven by interest rates and credit spreads.

Net income for the first six months of 2016 also reflected the contribution of the U.S. employee benefits business acquired in 2016, gains from investing activities on insurance contract liabilities, gains on the sale of AFS assets, and favourable mortality experience in International. These items were partially offset by unfavourable morbidity experience in Group Benefits.

Net income for the first six months of 2015 also reflected positive credit experience, net realized gains on the sale of AFS assets, favourable mortality experience in Group Benefits and International, and favourable morbidity experience in Group Benefits, partially offset by unfavourable policyholder behaviour in In-force Management and International.

SLF Asset Management

SLF Asset Management is our asset management segment composed of MFS Investment Management (“MFS”) and Sun Life Investment Management (“SLIM”).

MFS is a premier global asset management firm which offers a comprehensive selection of products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products and retirement strategies.

12	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLIM is an institutional investment management business which delivers customized fixed income solutions, including liability-driven investing and a suite of alternative, yield-oriented asset classes, including private fixed income, real estate and commercial mortgages. SLIM consists of the businesses of the Bentall Kennedy group of companies (“Bentall Kennedy”), Prime Advisors, Inc. (“Prime Advisors”), Ryan Labs Asset Management Inc. (“Ryan Labs”) and Sun Life Institutional Investments (Canada) Inc. (previously called Sun Life Investment Management Inc.) that offer a comprehensive set of capabilities to institutional investors.

	Quarterly results					Year-to-date
SLF Asset Management (C$ millions)	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15	2016	2015
Reported net income	173	177	177	204	162	350	310
Fair value adjustments on MFS’s share-based payment awards	20	7	(6)	28	(11)	27	(31)
Operating net income and underlying net income(1)	153	170	183	176	173	323	341
Assets under management (C$ billions)(2)	597.8	601.0	629.6	593.0	558.3	597.8	558.3
Gross sales (C$ billions)(2)(4)	28.2	28.6	23.6	22.4	25.3	56.8	53.5
Net sales (C$ billions)(2)(4)	(0.8)	(1.1)	(6.4)	(11.5)	(1.8)	(1.9)	(2.0)

MFS (C$ millions)
Reported net income	166	171	168	201	162	337	310
Fair value adjustments on MFS’s share-based payment awards	20	7	(6)	28	(11)	27	(31)
Operating net income(1)	146	164	174	173	173	310	341
Assets under management (C$ billions)(2)	549.2	544.0	571.9	537.4	550.2	549.2	550.2
Gross sales (C$ billions)(2)	26.9	26.8	22.0	21.5	24.7	53.7	52.9
Net sales (C$ billions)(2)	(1.3)	(1.5)	(6.2)	(11.8)	(2.2)	(2.8)	(2.4)
(US$ millions)
Reported net income	129	124	126	154	132	253	251
Fair value adjustments on MFS’s share-based payment awards	15	5	(5)	21	(9)	20	(25)
Operating net income(1)	114	119	131	133	141	233	276
Pre-tax operating profit margin ratio(2)	35%	37%	38%	40%	40%	36%	40%
Average net assets (US$ billions)(2)	423.0	398.9	420.2	429.5	450.3	411.0	443.4
Assets under management (US$ billions)(2)(3)	425.0	418.3	413.2	403.7	440.5	425.0	440.5
Gross sales (US$ billions)(2)	20.8	19.5	16.5	16.5	20.1	40.3	42.9
Net sales (US$ billions)(2)	(1.0)	(1.1)	(4.7)	(9.0)	(1.8)	(2.1)	(2.0)
Asset appreciation (depreciation) (US$ billions)	7.7	6.2	14.2	(27.8)	0.9	13.9	11.5
S&P 500 Index (daily average)	2,074	1,952	2,057	2,027	2,102	2,013	2,083
MSCI EAFE Index (daily average)	1,648	1,594	1,732	1,785	1,906	1,621	1,861

SLIM (C$ millions)
Reported net income(5)	7	6	9	3		13
Operating net income(1)(5)	7	6	9	3		13
Assets under management (C$ billions)(2)	48.6	57.0	57.8	55.6	8.1	48.6	8.1
Gross sales (C$ billions)(2)(4)	1.3	1.8	1.6	0.9	0.6	3.1	0.6
Net sales (C$ billions)(2)(4)	0.5	0.4	(0.2)	0.3	0.4	0.9	0.4

(1)

Represents a non-IFRS financial measure. For SLF Asset Management, operating net income is generally expected to be equal to underlying net income. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

(2)	Pre-tax operating profit margin ratio, AUM, average net assets, and sales are non-IFRS financial measures. See Reconciliation of Non-IFRS Financial Measures.
(3)

Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found in the “About MFS” section of its website at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at December 31, 2015.

(4)

In the second quarter of 2016, we moved our sales reporting methodology for Bentall Kennedy’s real estate investment management operations from an investment property activity basis to a client cash flow basis to be consistent with the method used in our existing asset management operations. Gross sales and net sales for SLIM were previously reported as $2.2 billion and $1.0 billion in the first quarter of 2016, $2.2 billion and $0.5 billion in the fourth quarter of 2015, $1.2 billion, and $0.6 billion in the third quarter of 2015, respectively. The revised sales reporting in SLIM is included in SLF Asset Management’s gross and net sales. For additional information, see Additional Financial Disclosure – Sales.

(5)	Prior to the third quarter of 2015, SLIM’s net income was reported in the Corporate segment.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	13

Q2 2016 vs. Q2 2015

SLF Asset Management’s reported net income was C$173 million in the second quarter of 2016, compared to C$162 million in the second quarter of 2015. SLF Asset Management had operating net income and underlying net income of C$153 million in the second quarter of 2016, compared to C$173 million in the second quarter of 2015. Operating net income and underlying net income in SLF Asset Management exclude the impact of fair value adjustments on MFS’s share-based payment awards, which is set out in the table above. The favourable impact of the weakening Canadian dollar in the second quarter of 2016 relative to average exchange rates in the second quarter of 2015 increased reported net income, operating net income and underlying net income by C$8 million, C$7 million and C$7 million, respectively.

In U.S. dollars, MFS’s reported net income was US$129 million in the second quarter of 2016, compared to US$132 million in the second quarter of 2015. MFS’s operating net income was US$114 million in the second quarter of 2016, compared to US$141 million in the second quarter of 2015. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. MFS’s operating net income in U.S. dollars decreased in the second quarter of 2016 compared to the same period in 2015, primarily due to lower average net assets and higher operating costs, which also contributed to the decrease of MFS’s pre-tax operating profit margin ratio to 35% in the second quarter of 2016 from 40% in the second quarter of 2015.

SLIM’s reported net income and operating net income were C$7 million in the second quarter of 2016. SLIM’s net income in the second quarter of 2016 reflected the 2015 acquisitions.

SLF Asset Management’s AUM was C$597.8 billion as at June 30, 2016, compared to C$629.6 billion as at December 31, 2015. The decrease was primarily due to a decrease of $41.0 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015 and a $9 billion decrease in SLIM described below, partially offset by asset appreciation. MFS’s AUM was US$425.0 billion (C$549.2 billion) as at June 30, 2016, compared to US$413.2 billion (C$571.9 billion) as at December 31, 2015. The increase of US$11.8 billion was primarily driven by gross sales of US$40.3 billion and asset appreciation of US$13.9 billion, partially offset by redemptions of US$42.4 billion. 86%, 93% and 97% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively as of June 30, 2016.

During the second quarter of 2016, British Columbia Investment Management Corporation (“bcIMC”), a client of our wholly-owned subsidiary Bentall Kennedy exercised its right to acquire certain wholly-owned subsidiaries involved in the management of bcIMC’s assets, which will end this relationship with Bentall Kennedy. The associated restructuring will also include the transfer of employees in the subsidiaries.

SLIM’s AUM was C$48.6 billion as at June 30, 2016, compared to C$57.8 billion as at December 31, 2015. This change was primarily due to a $9 billion decrease relating to bcIMC(1) described above and from the strengthening of the Canadian dollar relative to the exchange rates at the end of the fourth quarter of 2015, partially offset by asset appreciation and net sales.

Q2 2016 vs. Q2 2015 (year-to-date)

SLF Asset Management’s reported net income for the first six months ended June 30, 2016 was C$350 million, compared to C$310 million for the same period last year. Operating net income and underlying net income were C$323 million for the first six months of 2016, compared to C$341 million for the six months ended June 30, 2015. Operating net income and underlying net income in SLF Asset Management exclude the impact of fair value adjustments on MFS’s share-based payment awards, which is set out in the table above. The favourable impact of the weakening Canadian dollar in the first six months of 2016 relative to average exchange rates in the first six months of 2015 increased reported net income, operating net income and underlying net income by C$24 million, C$22 million and C$23 million, respectively.

MFS’s reported net income for the six months ended June 30, 2016 was US$253 million, compared to US$251 million for the same period last year. MFS’s operating net income was US$233 million for the first six months of 2016, compared to US$276 million for the six months ended June 30, 2015. MFS’s operating net income in U.S. dollars for the first six months of 2016 decreased compared to the same period last year driven primarily by lower average net assets.

SLIM’s reported net income and operating net income for the six months ended June 30, 2016 were C$13 million. SLIM’s net income in the first six months of 2016 reflected the 2015 acquisitions.

(1)	The transfer of the assets is expected to be completed in the first quarter of 2017, and as at June 30, 2016, assets of $9 billion related to bcIMC are not reported in SLIM’s AUM.

14	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF Asia

SLF Asia operates through subsidiaries in the Philippines, Hong Kong, Indonesia, and Vietnam(1), as well as through joint ventures and associates with local partners in the Philippines, Malaysia, China, Indonesia(2), and India(3). We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong, India, Malaysia, and Vietnam. We have also established asset management companies either directly or through joint ventures and associates in the Philippines, China, and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups and affinity clients through multiple distribution channels.

	Quarterly results					Year-to-date
($ millions)	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15	2016	2015
Reported net income (loss)	68	91	73	77	93	159	161
Acquisition, integration and restructuring(4)	–	31	–	–	–	31	–
Operating net income (loss)(5)	68	60	73	77	93	128	161
Market related impacts	(13)	(11)	7	(17)	19	(24)	29
Assumption changes and management actions	(4)	3	14	27	3	(1)	(1)
Underlying net income (loss)(5)	85	68	52	67	71	153	133
Operating ROE (%)(5)	7.1	6.7	8.0	9.1	11.0	6.9	9.8
Underlying ROE (%)(5)	9.0	7.6	5.6	7.8	8.4	8.3	8.1

(1)	On January 7, 2016, we increased our ownership stake in PVI Sun Life in Vietnam from 49% to 75%.
(2)	On July 1, 2016, we increased our ownership interest in CSL in Indonesia from 49% to 100%.
(3)	On April 11, 2016, we increased our ownership stake in BSLI in India from 26% to 49%.
(4)

Acquisition, integration and restructuring amounts in the first quarter of 2016 consisted of an adjustment for a non-cash gain of $31 million to our reported net income as a result of remeasuring our existing investment to fair value upon acquiring control over the operations of PVI Sun Life in Vietnam.

(5)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q2 2016 vs. Q2 2015

SLF Asia’s reported net income and operating net income were $68 million in the second quarter of 2016, compared to reported net income and operating net income of $93 million in the second quarter of 2015. Operating net income excludes the impact of acquisition, integration and restructuring amounts, which is set out in the table above. The favourable impact of the weakening Canadian dollar in the second quarter of 2016 relative to average exchange rates in the second quarter of 2015 increased reported net income, operating net income and underlying net income by $1 million.

Underlying net income was $85 million, compared to $71 million in the second quarter of 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the second quarter of 2016 was primarily driven by interest rates, compared to the favourable effect in the second quarter of 2015 primarily driven by interest rates and equity markets.

Net income in the second quarter of 2016 also reflected business growth relative to the second quarter of 2015. Net income in both periods reflected the favourable effect of net realized gains on the sale of AFS assets.

Total individual insurance sales of $139 million increased 28% compared to the second quarter of 2015. On a constant currency basis, individual insurance sales increased 27%. Sales increased across the region except in the Philippines and Vietnam. Sales increased in Hong Kong, Indonesia, Malaysia, and China by 88%, 9%, 24%, and 56%, respectively, in local currency. Sales increased in India due to our increased ownership in BSLI. These increases were partially offset by decreases in the Philippines and Vietnam.

Wealth sales were 11% higher than the second quarter of 2015, driven primarily by growth in India and China.

Q2 2016 vs. Q2 2015 (year-to-date)

Reported net income was $159 million for the first six months of 2016, compared to $161 million for the same period last year. Operating net income was $128 million for the first six months of 2016, compared to $161 million for the same period last year. Operating net income excludes the impact of acquisition, integration and restructuring amounts, which is set out in the table above. The favourable impact of the weakening Canadian dollar in the first half of 2016 relative to average exchange rates in the same period last year increased reported net income, operating net income and underlying net income by $6 million, $5 million and $7 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	15

Underlying net income for the first six months of 2016 was $153 million, compared to $133 million in the same period last year. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable impact of market related impacts in the first six months of 2016 was primarily driven by interest rates, compared to the favourable effect in the first six months of 2015 primarily driven by both interest rates and equity markets.

Net income for the first six months of 2016 also reflected favourable impacts from business growth relative to the first six months of 2015. Net income in both periods reflected the favourable effect of net realized gains on the sale of AFS assets.

Total individual life sales in the first six months of 2016 increased 17% from the first six months of 2015. On a constant currency basis, individual insurance sales increased 13%. Sales increases in Hong Kong, Indonesia, Malaysia, and China were partially offset by decreases in the Philippines and Vietnam. Sales increased in India due to our increased ownership in BSLI. Wealth sales were lower than the first six months of 2015, with lower mutual fund sales in India and the Philippines and lower Mandatory Provident Fund sales in Hong Kong.

Corporate

Corporate includes the results of our United Kingdom business unit (“SLF U.K.”) and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital, and other items that have not been allocated to our other business segments. SLF U.K. has a run-off block of business which has been closed to new business and focuses on supporting existing customers.

	Quarterly results					Year-to-date
($ millions)	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15	2016	2015
Reported net income (loss)	–	8	(24)	10	–	8	40
Acquisition, integration and restructuring(1)	2	(1)	(3)	(14)	–	1	–
Operating net income (loss)(2)	(2)	9	(21)	24	–	7	40
Market related impacts	(4)	(7)	(2)	9	(21)	(11)	7
Assumption changes and management actions	–	1	(3)	1	5	1	13
Underlying net income (loss)(2)	2	15	(16)	14	16	17	20
Operating net income (loss) by business unit(1)(2)
SLF U.K.(2)	32	40	22	70	37	72	108
Corporate Support(1)(2)	(34)	(31)	(43)	(46)	(37)	(65)	(68)
Total operating net income (loss)(1)(2)	(2)	9	(21)	24	–	7	40

(1)

In 2016 and 2015, Acquisition, integration and restructuring amounts consisted primarily of acquisition costs from Bentall Kennedy, Prime Advisors and Ryan Labs in Corporate Support, including the impact related to a Bentall Kennedy client’s decision to exercise its right to acquire certain wholly-owned subsidiaries involved in the management of its assets in the second quarter of 2016.

(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q2 2016 vs. Q2 2015

Corporate had a reported net income of $nil in the second quarter of 2016, compared to a reported net income of $nil in the second quarter of 2015. Operating net loss was $2 million for the second quarter of 2016, compared to an operating net income of $nil in the same period last year. Operating net income (loss) excludes acquisition, integration and restructuring amounts, which are set out in the table above. The unfavourable impact of the strengthening Canadian dollar relative to the U.K. pound in the second quarter of 2016 relative to average exchange rates in the second quarter of 2015 decreased reported net income, operating net income and underlying net income by C$1 million.

Underlying net income was $2 million, compared to underlying net income of $16 million in the second quarter of 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the second quarter of 2016 was primarily driven by equity markets, compared to the unfavourable effect in the second quarter of 2015 primarily driven by interest rates.

SLF U.K.’s operating net income was $32 million in the second quarter of 2016, compared to $37 million in the second quarter of 2015. SLF U.K.’s net income in the second quarter of 2016 reflected unfavourable market impacts, partially offset by gains from investment activities on insurance contract liabilities and favourable policyholder behaviour. Net income in the second quarter of 2015 reflected the unfavourable market related impacts from interest rate and swap spread changes, partially offset by favourable policyholder behaviour and mortality experience.

Corporate Support had an operating net loss of $34 million in the second quarter of 2016, compared to an operating net loss of $37 million in the second quarter of 2015.

16	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Q2 2016 vs. Q2 2015 (year-to-date)

The reported net income was $8 million in the Corporate segment for the six months ended June 30, 2016, compared to a reported net income of $40 million for the same period last year. Operating net income was $7 million for the first six months of 2016, compared to an operating net income of $40 million in the same period last year. Operating net income (loss) excludes acquisition, integration and restructuring amounts, which are set out in the table above. The favourable impact of the weakening Canadian dollar in the first half of 2016 relative to average exchange rates in the same period last year increased reported net income, operating net income, and underlying net income by $2 million.

Underlying net income was $17 million in the six months ended June 30, 2016, compared to an underlying net income of $20 million in the six months ended June 30, 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable impact of market related impacts in the first six months of 2016 was primarily driven by equity market and interest rates, compared to the favourable effect in the first six months of 2015 primarily driven by interest rates, partially offset by equity markets.

SLF U.K.’s operating net income for the six months ended June 30, 2016 was $72 million, compared to $108 million for the first six months ended June 30, 2015. Net income in the first six months of 2016 reflected gains from investment activities on insurance contract liabilities, favourable policyholder behaviour and credit experience, partially offset by unfavourable impact of equity markets and interest rates. Net income in the first six months of 2015 reflected the favourable impact of interest rates, policyholder behaviour and mortality, partially offset by equity markets.

In Corporate Support, the operating net loss for the six months ended June 30, 2016 was $65 million, compared to an operating net loss of $68 million for the same period last year. Corporate Support continued to experience favourable results in the Run-off reinsurance business.

Additional Financial Disclosure

Revenue

	Quarterly results					Year-to-date
($ millions)	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15	2016	2015
Premiums
Gross	4,639	4,259	5,163	3,835	4,103	8,898	7,826
Ceded	(1,076)	(1,081)	(1,612)	(1,721)	(1,580)	(2,157)	(3,096)
Net premiums	3,563	3,178	3,551	2,114	2,523	6,741	4,730
Net investment income
Interest and other investment income	1,339	1,425	1,327	1,362	1,320	2,764	2,599
Fair value and foreign currency changes on assets and liabilities	3,223	2,730	(788)	(168)	(3,500)	5,953	(1,005)
Net gains (losses) on available-for-sale assets	54	75	39	47	46	129	142
Fee income	1,354	1,374	1,438	1,338	1,293	2,728	2,548
Total revenue	9,533	8,782	5,567	4,693	1,682	18,315	9,014
Adjusted revenue(1)	6,839	6,396	7,267	5,871	6,331	13,253	12,353

(1)

Adjusted revenue is a non-IFRS financial measure that adjusts revenue for the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Revenue in the second quarter of 2016 was $9.5 billion, compared to $1.7 billion in the second quarter of 2015. The increase is mainly attributable to increases in the fair value of fair value through profit or loss (“FVTPL”) assets, higher net premium revenue in SLF U.S. and SLF Asia, the partial recapture of a reinsurance agreement in GB in SLF Canada, and favourable currency impact from the weakening Canadian dollar. The weakening of the Canadian dollar relative to average exchange rates in the second quarter of 2015 increased revenue by $197 million. Adjusted revenue was $6.8 billion in the second quarter of 2016, $0.5 billion higher compared to the second quarter of 2015. The increase was primarily driven by higher net premium revenue in SLF U.S. and SLF Asia, and the partial recapture of a reinsurance agreement in GB in SLF Canada.

Revenue was $18.3 billion for the six months ended June 30, 2016, up $9.3 billion from the comparable period last year. The increase was mainly attributable to increases in the fair value of FVTPL assets, the partial recapture of a reinsurance agreement in GB in SLF Canada, higher net premium revenue in SLF U.S. and SLF Asia, and currency impact from the weakening Canadian dollar. Adjusted revenue of $13.3 billion for the six months ended June 30, 2016 was $0.9 billion higher compared to the same period last year, primarily due to the partial recapture of a reinsurance agreement in GB in SLF Canada, higher net premium revenue in SLF U.S. and SLF Asia, and increased investment income.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	17

Premiums and Deposits

	Quarterly results					Year-to-date
($ millions)	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15	2016	2015
Net premium revenue	3,563	3,178	3,551	2,114	2,523	6,741	4,730
Segregated fund deposits	2,834	2,731	2,523	2,626	4,487	5,565	6,898
Mutual fund sales(1)	20,007	19,262	17,598	16,902	19,927	39,269	42,051
Managed fund sales(1)(3)	9,886	10,865	7,678	7,156	7,002	20,751	15,245
ASO premium and deposit equivalents(1)	1,745	1,790	1,770	1,758	1,781	3,535	3,550
Total premiums and deposits(1)	38,035	37,826	33,120	30,556	35,720	75,861	72,474
Total adjusted premiums and deposits(1)(2)	37,330	35,285	32,230	30,264	36,869	72,811	74,808

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)

Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

(3)

In the second quarter of 2016, we moved our sales reporting methodology for Bentall Kennedy’s real estate investment management operations from an investment property activity basis to a client cash flow basis to be consistent with the method used in our existing asset management operations. Managed fund sales were previously reported as $11,252 million in the first quarter of 2016, $8,327 million in the fourth quarter of 2015, and $7,507 million in the third quarter of 2015. For additional information, see Additional Financial Disclosure – Sales.

Premiums and deposits were $38.0 billion in the second quarter of 2016, compared to $35.7 billion in the second quarter of 2015, primarily due to favourable currency impact from the weakening Canadian dollar, increased fund sales and higher net premium revenue, partially offset by lower segregated fund deposits. The weakening of the Canadian dollar relative to average exchange rates in the second quarter of 2015 increased total premiums and deposits by approximately $1.4 billion. Adjusted premiums and deposits of $37.3 billion in the second quarter of 2016 increased $0.4 billion from the second quarter of 2015. The increase was mainly the result of increased fund sales and higher net premium revenue, partially offset by lower segregated fund deposits.

Premiums and deposits were $75.9 billion for the six months ended June 30, 2016, compared to $72.5 billion for the six months ended June 30, 2015, mainly driven by favourable currency impact from the weakening Canadian dollar and higher net premium revenue, partially offset by lower fund sales and segregated fund deposits. Adjusted premiums and deposits of $72.8 billion for the six months ended June 30, 2016 decreased by $2.0 billion over the same period last year. The decrease was largely driven by lower fund sales and decreased segregated fund deposits, partially offset by higher net premium revenue.

Net premium revenue was $3.6 billion in the second quarter of 2016, compared to $2.5 billion in the second quarter of 2015. Net premium revenue was $6.7 billion in the first six months of 2016, compared to $4.7 billion in the same period of 2015. In both cases, the increase was primarily driven by the impact of the partial recapture of a reinsurance agreement in GB in SLF Canada, the U.S. employee benefits business acquired in 2016 in SLF U.S., growth in premiums in SLF Asia and favourable currency impact from the weakening Canadian dollar.

Segregated fund deposits were $2.8 billion in the second quarter of 2016, compared to $4.5 billion in the second quarter of 2015. Segregated fund deposits were $5.6 billion for the first six months of 2016, compared to $6.9 billion for the same period last year. In both cases, the decrease was primarily due to decreases in GRS in SLF Canada, the Philippines and Hong Kong in SLF Asia, partially offset by increases in individual wealth in SLF Canada.

Sales of mutual funds and managed funds were $29.9 billion in the second quarter of 2016, an increase of $3.0 billion over the second quarter of 2015, largely reflecting favourable currency impact from the weakening Canadian dollar, the acquisitions in SLIM after the first quarter in 2015, and higher fund sales in MFS and SLF Canada, partially offset by decreased fund sales in Hong Kong. Mutual and managed fund sales were $60.0 billion for the first six months of 2016, compared to $57.3 billion in the same period in 2015, mainly reflecting favourable currency impact from the weakening Canadian dollar, the acquisitions in SLIM after the first quarter in 2015, and higher fund sales in SLF Canada, partially offset by decreased fund sales in MFS and India.

ASO premium and deposit equivalents in the second quarter of 2016 and for the first six months in 2016 were down slightly compared to the same period last year.

18	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales

In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International. In SLF Asia, life and health sales consist of the individual and group life and health sales from subsidiaries, and from joint ventures and associates based on our proportionate equity interest in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies, and Birla Sun Life Asset Management Company’s equity and fixed income mutual fund sales based on our proportionate equity interest. SLF Asset Management sales(1) consist of gross sales (inflows) for retail and institutional clients.

($ millions)	Q2’16	Q2’15
Life and health sales(2)
SLF Canada	213	187
SLF U.S.	179	120
SLF Asia	146	120
Total life and health sales	538	427
Wealth sales(2)(3)
SLF Canada	2,746	4,819
SLF Asia	1,777	1,605
Total wealth sales excluding SLF Asset Management	4,523	6,424
SLF Asset Management sales(2)	28,182	25,292
Total wealth sales	32,705	31,716

(1)

In the second quarter of 2016, we moved our sales reporting methodology for Bentall Kennedy’s real estate investment management operations from an investment property activity basis to a client cash flow basis to be consistent with the method used in our existing asset management operations. Gross and net sales for prior periods have been conformed to this approach. Revenue and other IFRS financial measures were not impacted.

(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(3)	Restated to exclude sales of investment products of $190 million in the second quarter of 2015 in SLF U.S.’s International wealth business which was closed to new sales in December 2015.

Total Company life and health sales were $538 million in the second quarter of 2016, compared to $427 million in the same period last year.

•

SLF Canada life and health sales were $213 million in the second quarter of 2016, compared to $187 million in the second quarter of 2015 due to higher sales in both individual insurance business and GB

•

SLF U.S. life and health sales were $179 million in the second quarter of 2016, compared to $120 million in the second quarter of 2015, primarily due to the U.S. employee benefits business acquired in 2016 and higher sales in Group Benefits and favourable currency impact from the weakening of the Canadian dollar

•

SLF Asia life and health sales were $146 million in the second quarter of 2016, compared to $120 million in the second quarter of 2015, mainly attributable to higher sales in Hong Kong, Malaysia, China, and India partially offset by decreased sales in the Philippines and Vietnam

Total Company wealth sales were $32.7 billion in the second quarter of 2016, compared to $31.7 billion in the second quarter of 2015.

•	SLF Canada wealth sales were $2.7 billion in the second quarter of 2016, compared to $4.8 billion in the second quarter of 2015, reflecting lower sales in GRS and individual wealth business
•

SLF Asia wealth sales were $1.8 billion in the second quarter of 2016, compared to $1.6 billion in the second quarter of 2015, primarily due to higher sales in China and India, partially offset by decreased fund sales in the Philippines and Hong Kong

•

SLF Asset Management gross sales were $28.2 billion in the second quarter of 2016, compared to $25.3 billion in the second quarter of 2015, largely attributable to higher fund sales from MFS and the acquisitions in SLIM, and favourable currency impact of $1.3 billion from the weakening of the Canadian dollar

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	19

Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $864.6 billion as at June 30, 2016, compared to AUM of $891.3 billion as at December 31, 2015. The decrease in AUM of $26.7 billion between December 31, 2015 and June 30, 2016 resulted primarily from:

(i)	a decrease of $51.0 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015; and
(ii)	a decrease of $9.0 billion from a reduction of assets related to a Bentall Kennedy client(1); partially offset by
(iii)	favourable market movements on the value of mutual funds, managed funds, and segregated funds of $21.6 billion;
(iv)	an increase of $6.0 billion from the change in value of FVTPL assets and liabilities;
(v)	the impact of the U.S. employee benefits business acquired in 2016 of $2.4 billion; and
(vi)	business growth and activity of $3.3 billion.

Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $159.5 billion as at June 30, 2016, compared to $155.4 billion as at December 31, 2015. The increase in general fund assets from December 31, 2015 was primarily a result of an increase of $6.0 billion from the change in value of FVTPL assets and liabilities, $2.4 billion from the U.S. employee benefits business acquired in 2016, and business growth and activity of $2.0 billion, partially offset by $6.3 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015.

Insurance contract liabilities (excluding other policy liabilities and assets) of $109.2 billion as at June 30, 2016 increased by $5.5 billion compared to December 31, 2015, mainly due to changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities), the U.S. employee benefits business acquired in 2016, and balances arising from new policies, partially offset by the currency impact of the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015.

Shareholders’ equity, including preferred share capital, was $20.9 billion as at June 30, 2016, compared to $21.3 billion as at December 31, 2015. The decrease in shareholders’ equity was primarily due to:

(i)	a decrease of $958 million from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015;
(ii)	common share dividend payments of $487 million;
(iii)	the $47 million transaction with non-controlling interest;
(iv)	a decrease of $49 million from other comprehensive income (“OCI”) of joint ventures and associates; and
(v)	changes in liabilities for defined benefit plans of $58 million; partially offset by
(vi)	shareholders’ net income of $1.1 billion in 2016, before preferred share dividends of $48 million;
(vii)	net unrealized gains on AFS assets in OCI of $228 million; and
(viii)	$12 million from stock options exercised and $3 million from stock-based compensation.

As at July 29, 2016, Sun Life Financial Inc. had 612,831,484 common shares, 4,209,359 options to acquire SLF Inc. common shares, and 92,200,000 preferred shares outstanding.

Cash Flows

	Quarterly results
($ millions)	Q2’16	Q2’15
Net cash and cash equivalents, beginning of period	5,209	4,081
Cash flows provided by (used in):
Operating activities	1,330	570
Investing activities	(367)	(13)
Financing activities	(1,326)	(413)
Changes due to fluctuations in exchange rates	(55)	(19)
Increase (decrease) in cash and cash equivalents	(418)	125
Net cash and cash equivalents, end of period	4,791	4,206
Short-term securities, end of period	1,549	3,116
Net cash, cash equivalents and short-term securities, end of period	6,340	7,322

(1)

During the second quarter of 2016, a client of our wholly-owned subsidiary Bentall Kennedy exercised its right to acquire certain wholly-owned subsidiaries involved in the management of its assets, which will end this relationship with Bentall Kennedy. The transfer of the assets is expected to be completed in the first quarter of 2017, and as at June 30, 2016, assets of $9 billion related to bcIMC are not reported in SLIM’s AUM.

20	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided in and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The higher cash flows used in investing activities in the second quarter of 2016 compared to the second quarter of 2015 were primarily due to the increase of our ownership in BSLI in India. The higher cash flows used in financing activities in the second quarter of 2016 compared to the second quarter of 2015 were largely attributable to the redemption of $950 million Series B Senior Unsecured 4.95% Fixed/Floating Debentures in the second quarter of 2016.

Assumption Changes and Management Actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, lapse and other policyholder behaviour, expenses and inflation and other factors over the life of our products. We will complete our annual review of actuarial methods and assumptions in the second half of 2016, with the majority of changes being implemented in the third quarter. As this is a work in progress, it is not possible to determine the impact on net income.

Income Taxes

In the second quarter of 2016, our effective tax rates on reported net income and operating net income(1) were 19.0% and 20.9%, respectively. For the first six months of 2016, our effective tax rates on reported net income and operating net income(1) were 16.4% and 17.7%, respectively. Normally, our effective tax rate is reduced below the statutory rate of 26.75%, mainly due to tax exempt investment income that is generally expected to decrease the effective tax rate to a range of 18% to 22%.

The effective tax rate calculated on an operating basis excludes amounts attributable to participating policyholders and non-operating items.

(1)	Our effective income tax rate on an operating net income basis is calculated using operating net income and income tax expense associated with operating net income.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	21

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14
Total revenue	9,533	8,782	5,567	4,693	1,682	7,332	7,375	5,614

Common shareholders’ net income (loss)
Reported	480	540	536	482	726	441	502	435
Operating(1)	474	531	598	478	731	446	511	467
Underlying(1)	554	582	646	528	615	516	360	517
Diluted EPS ($)
Reported	0.78	0.88	0.87	0.79	1.18	0.72	0.81	0.71
Operating(1)	0.77	0.87	0.98	0.78	1.19	0.73	0.83	0.76
Underlying(1)	0.90	0.95	1.05	0.86	1.00	0.84	0.59	0.84
Basic reported EPS ($)
Reported	0.78	0.88	0.88	0.79	1.19	0.72	0.82	0.71
Reported net income (loss) by segment
SLF Canada	185	169	210	127	337	150	117	241
SLF U.S.	54	95	100	64	134	35	168	(4)
SLF Asset Management	173	177	177	204	162	148	157	137
SLF Asia	68	91	73	77	93	68	62	51
Corporate	–	8	(24)	10	–	40	(2)	10
Total reported net income (loss)	480	540	536	482	726	441	502	435
Operating net income (loss) by segment(1)
SLF Canada(1)(2)	191	182	200	137	331	135	123	239
SLF U.S.(1)(2)	64	110	163	64	134	35	168	(4)
SLF Asset Management(1)(2)	153	170	183	176	173	168	156	168
SLF Asia(1)(2)	68	60	73	77	93	68	62	51
Corporate(1)(2)	(2)	9	(21)	24	–	40	2	13
Total operating net income (loss)(1)	474	531	598	478	731	446	511	467

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	Reconciliations of operating net income to reported net income by business group, set out above, are provided in our annual or interim MD&A for the particular period.

First Quarter 2016

Reported net income was $540 million and operating net income was $531 million in the first quarter of 2016, reflecting favourable impact of strong investing activities and positive morbidity experience, partially offset by unfavourable impacts from interest rates and equity markets.

Fourth Quarter 2015

Reported net income was $536 million and operating net income was $598 million in the fourth quarter of 2015, reflecting favourable impact from investment activity on insurance contract liabilities largely in SLF Canada and SLF U.S., positive credit, morbidity and mortality experience, and other experience items including a change to post-retirement benefit liabilities in SLF U.S. This was partially offset by negative interest rate impact and unfavourable expense experience including investment in growing our businesses.

Third Quarter 2015

Reported net income was $482 million and operating net income was $478 million in the third quarter of 2015, reflecting favourable impact from interest rates, investment activity on insurance contract liabilities, positive credit experience and policyholder behaviour. These items were partially offset by unfavourable equity market impact, morbidity and mortality experience, expense experience, and other experience items.

Second Quarter 2015

Reported net income was $726 million and operating net income was $731 million in the second quarter of 2015, reflecting positive interest rate impact, investment activity on insurance contract liabilities, mortality, positive credit, morbidity experience, and business growth. These items were partially offset by unfavourable expense experience including investment in growing our businesses.

22	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

First Quarter 2015

Reported net income was $441 million and operating net income was $446 million in the first quarter of 2015, reflecting gains from investment activity on insurance contract liabilities and positive mortality experience, offset by unfavourable impacts from assumption changes and management actions, net interest rate changes, lapse and other policyholder behaviour, and expense experience.

Fourth Quarter 2014

Reported net income was $502 million and operating net income was $511 million in the fourth quarter of 2014, reflecting favourable impact from assumption changes and management actions and gains from investing activity on insurance contract liabilities. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity, lapse and other policyholder behaviour, and expense experience, which mainly consists of compensation-related and other seasonal costs.

Third Quarter 2014

Reported net income was $435 million and operating net income was $467 million in the third quarter of 2014, reflecting favourable impact from gains from investing activity on insurance contract liabilities, positive credit experience, tax benefits and business growth. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity and expense experience.

Investments

We had total general fund invested assets of $141.4 billion as at June 30, 2016, compared to $138.0 billion as at December 31, 2015. The increase in general fund invested assets of $3.4 billion was primarily due to the acquisition of the U.S. employee benefits business in 2016 and changes in fair value and operating activity, offset by the currency impact of the strengthening Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015. Our general fund is primarily invested in fixed income instruments, including debt securities and mortgages and loans, with 84.9% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 3.8% and 4.6% of the portfolio, respectively, and the remaining 6.7% of the portfolio consisted of policy loans, derivative assets, and other invested assets. Our general fund invested assets are well diversified across investment types, geographies, and sectors.

The following table sets out the composition of our general fund invested assets.(1)

	June 30, 2016		December 31, 2015
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	6,544	4.6%	8,983	6.5%
Debt securities – FVTPL	61,152	43.3%	56,785	41.2%
Debt securities – AFS	12,883	9.1%	13,111	9.5%
Equity securities – FVTPL	4,704	3.3%	4,426	3.2%
Equity securities – AFS	741	0.5%	887	0.6%
Mortgages and loans	39,497	27.9%	39,103	28.3%
Derivative assets	2,837	2.0%	1,866	1.4%
Other invested assets	3,442	2.5%	3,111	2.3%
Policy loans	3,082	2.2%	3,151	2.3%
Investment properties	6,511	4.6%	6,540	4.7%
Total invested assets	141,393	100%	137,963	100%

(1)

The invested asset values and ratios presented are based on the carrying value of the respective asset categories. The carrying values for FVTPL and AFS invested assets are generally equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	23

Energy and Mining

As a leading international financial services organization we have a highly diversified portfolio that includes a variety of investment types spread across a broad range of sectors and geographies. As at June 30, 2016, our direct exposure to energy and mining through our debt securities and corporate loan holdings was approximately $6.2 billion or 4% of total invested assets, and our indirect exposure through our mortgage and real estate holdings was approximately $3.2 billion(1) or 2% of total invested assets.

Debt Securities and Corporate Loans

As at June 30, 2016, our holdings in debt securities and corporate loans in the energy sector were $5.4 billion, where we maintained an investment-grade rating of 94% ($5.6 billion, of which 93% was rated investment grade as at December 31, 2015)(2). Approximately 47% of our energy sector portfolio was invested in pipeline, storage and transportation entities, 12% was invested in integrated oil and gas entities, and the remaining portion was invested in companies involved in exploration and production, refining, and drilling and servicing, which included 4% in drilling and oil field services.

As at June 30, 2016, our metals and mining sub-sector(3) holdings consisted of debt securities and were $0.7 billion, of which 88% was investment grade ($0.8 billion, of which 97% was investment grade as at December 31, 2015) and which are diversified across several different commodity types.

Mortgage and Real Estate

Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. Our most significant property holdings in the oil and gas sector are located in Alberta, where our uninsured holdings represented approximately 7% of our global mortgage portfolio and 21% of our global real estate portfolio as at June 30, 2016. Market fundamentals within the province have deteriorated as a result of the sustained weakness in energy prices which resulted in rising vacancy levels and lower rental rates. These trends, should they continue, may lead to reductions in real estate valuations in the province particularly in the office sector.

Within our Alberta mortgage and real estate portfolio, there has been no significant increase in arrears, mortgage defaults, and tenant insolvencies. We continue to closely monitor the effects of market changes in the energy sector on the real estate and mortgage portfolios.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. As at June 30, 2016, we held $74.0 billion of debt securities, representing 52.4% of our total invested assets compared to $69.9 billion representing 50.7% as at December 31, 2015. Debt securities with a credit rating of “A” or higher represented 69.1% of the total debt securities as at June 30, 2016, compared to 67.9% as at December 31, 2015. Debt securities with a credit rating of “BBB” or higher represented 97.3% of total debt securities as at June 30, 2016, compared to 96.9% as at December 31, 2015.

Corporate debt securities not issued or guaranteed by sovereign, regional, and municipal governments represented 64.0% of our total debt securities as at June 30, 2016, compared to 66.0% as at December 31, 2015. Total government issued or guaranteed debt securities as at June 30, 2016 were $26.6 billion, compared to $23.8 billion as at December 31, 2015. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at June 30, 2016.

(1)	The indirect exposure from mortgages and real estate includes uninsured mortgages and real estate holdings in Alberta and Texas.
(2)	The credit risk ratings were established in accordance with the process described in our annual MD&A under the heading Risk Categories – Credit Risk Management Governance and Control.
(3)	The metals and mining sub-sector is included in the Materials line of the Debt Securities by Issuer and Industry Sector table included in the Debt Securities section of our 2015 annual MD&A.

24	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

The carrying value of debt securities of governments and financial institutions(1) by geographic location is presented in the following table.

Debt Securities of Governments and Financial Institutions by Geography

	June 30, 2016		December 31, 2015
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	17,919	1,881	15,411	1,826
United States	1,945	5,879	1,702	6,046
United Kingdom	2,344	1,606	2,561	1,937
Philippines	2,883	40	2,745	42
Eurozone(2)	247	719	237	828
Other	1,301	1,601	1,111	1,577
Total	26,639	11,726	23,767	12,256

(1)

Our grouping of debt securities by sector is based on the Global Industry Classification Standard from S&P Dow Jones Indices. It was announced that certain real estate debt securities will be moved out from the Financials sector as of September 1, 2016. If this were to be applied to our portfolio as at June 30, 2016, approximately $2.3 billion would be moved out of the Financials sector.

(2)

Our investments in Eurozone countries primarily included the Netherlands, Spain, Germany, and France. We did not have any direct exposure to Greece. Of our exposure to Eurozone countries, 99.4% was rated investment grade and 81.2% had a credit rating of “A” or higher as at June 30, 2016 and 99.1% was rated investment grade and 77.4% had a credit rating of “A” or higher as at December 31, 2015.

Our gross unrealized losses as at June 30, 2016 for FVTPL and AFS debt securities were $0.25 billion and $0.06 billion, respectively, compared with $1.1 billion and $0.22 billion, respectively, as at December 31, 2015. The decrease in gross unrealized losses was largely due to the impact of declining interest rates, including credit spreads.

Our debt securities as at June 30, 2016 included $11.7 billion invested in the financial sector, representing 15.8% of our total debt securities, or 8.3% of our total invested assets. This compares to $12.3 billion, representing 17.5% of the debt security portfolio, or 8.9% of our total invested assets as at December 31, 2015.

Our debt securities as at June 30, 2016 included $5.7 billion of asset-backed securities reported at fair value, representing 7.8% of our total debt securities, or 4.1% of our total invested assets. This compares to $4.9 billion representing 7.1% of total debt securities, or 3.6% of our total invested assets as at December 31, 2015.

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at June 30, 2016, we had $39.5 billion in mortgages and loans, representing 27.9% of our total invested assets, compared to $39.1 billion representing 28.3% as at December 31, 2015. Our mortgage portfolio consisted almost entirely of first mortgages, and our corporate loan portfolio consisted of private placement assets.

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	June 30, 2016			December 31, 2015
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,317	13,434	21,751	8,067	13,271	21,338
United States	6,791	7,690	14,481	6,725	7,442	14,167
United Kingdom	–	684	684	–	886	886
Other	–	2,581	2,581	–	2,712	2,712
Total	15,108	24,389	39,497	14,792	24,311	39,103

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at June 30, 2016, we held $15.1 billion of mortgages, compared to $14.8 billion as at December 31, 2015. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial, and land properties. As at June 30, 2016, 26.5% of our commercial mortgage portfolio consisted of multi-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of 55% as at June 30, 2016, consistent with December 31, 2015. While we generally require a maximum loan-to-value ratio of 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.75 times. Of the loans in the Canadian commercial mortgage portfolio, 33.7% were insured by the Canada Mortgage and Housing Corporation.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	25

As at June 30, 2016, we held $24.4 billion of corporate loans, compared to $24.3 billion as at December 31, 2015. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment, and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

The carrying value and allowance for mortgages and loans past due or impaired is presented in the following table.

Mortgages and Loans Past Due or Impaired

	June 30, 2016
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,064	24,388	39,452	–		–	–
Past due:
Past due less than 90 days	1	–	1	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	79	8	87	36	(1)	7	43
Total	15,144	24,396	39,540	36		7	43

	December 31, 2015
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	14,690	24,279	38,969	–		–	–
Past due:
Past due less than 90 days	7	32	39	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	137	7	144	42	(1)	7	49
Total	14,834	24,318	39,152	42		7	49

(1)	Includes $20 million of sectoral provisions as at June 30, 2016 and $21 million of sectoral provisions as at December 31, 2015.

Our impaired mortgages and loans, net of allowance for losses, were $44 million as at June 30, 2016, compared to $95 million as at December 31, 2015. The decrease of $51 million was primarily due to the repayment of impaired mortgages in the year. The majority of impaired mortgages are in the United States.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at June 30, 2016 was $2,285 million compared to $2,077 million as at December 31, 2015. The increase of $208 million was primarily due to increases in the provision for assets purchased net of dispositions including the impact of the U.S. employee benefits business acquired in 2016, partially offset by the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015 and the release of provisions on fixed income assets supporting our insurance contract liabilities.

26	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

Derivative Instruments

($ millions)	June 30, 2016	December 31, 2015
Net fair value asset (liability)	140	(1,512)
Total notional amount	54,991	57,845
Credit equivalent amount	589	607
Risk-weighted credit equivalent amount	6	7

The total notional amount of our derivatives decreased to $55.0 billion as at June 30, 2016, from $57.8 billion as at December 31, 2015. The decrease in the total notional amount was primarily due to a decrease in interest rate contracts due to the conversion of foreign currency notional balances into Canadian dollars and a decrease in currency contracts hedging foreign currency assets.

The net fair value of derivatives was a net asset of $140 million as at June 30, 2016, compared to a net liability of $1,512 million as at December 31, 2015. The increase in net fair value was due primarily to the impact of the strengthening of the Canadian dollar against the U.S. dollar relative to the fourth quarter of 2015 on foreign exchange contracts and the impact of downward yield curve shifts on our interest rate contracts.

Capital Management

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity and non-controlling interest, and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at June 30, 2016, our total capital was $24.6 billion, compared to $24.6 billion as at December 31, 2015. Total capital as at June 30, 2016 included additional common shareholders’ net income of $1,020 million and the issuance of $350 million of subordinated debt discussed below, largely offset by the foreign currency translation impact included in other comprehensive income (loss) of a loss of $859 million, and the payment of $487 million of dividends on common shares.

The legal entity, SLF Inc. (the ultimate parent company), and its wholly-owned holding companies had $804 million in cash and other liquid assets as at June 30, 2016 ($990 million as at December 31, 2015). The decrease in liquid assets in these holding companies in the first six months of 2016 was primarily attributable to our investment in an additional equity interest in BSLI which was partially offset by net cash flow to these holding companies during the period. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities.

On February 19, 2016, SLF Inc. issued $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026. The net proceeds were used to partially fund the acquisition of the U.S. employee benefits business in March, 2016 and for general corporate purposes.

Sun Life Assurance’s MCCSR ratio was 214% as at June 30, 2016, compared to 240% as at December 31, 2015. The decrease to Sun Life Assurance’s MCCSR ratio over the period primarily resulted from the acquisition of the U.S. employee benefits business in the U.S.

As at June 30, 2016, the MCCSR ratio for SLF Inc. was 225%. The primary difference between the MCCSR ratio of SLF Inc. and Sun Life Assurance relates to cash and liquid assets held at the holding company level as discussed above and capital related to certain insurance subsidiaries held directly by SLF Inc.

On June 1, 2016, SLF Inc. redeemed the outstanding $950 million principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures in accordance with the redemption terms attached to these debentures. The redemption had no impact to the MCCSR ratios of Sun Life Assurance or SLF Inc. as these senior debentures do not qualify as available capital. In addition, a separate pool of assets had been set aside to support the redemption of these debentures. As such, the redemption did not affect the liquid assets of $804 million held by SLF Inc. and its wholly-owned holding companies noted above.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	27

Risk Management

The shaded text and tables in the following section of this document represent our disclosure on market risks in accordance with IFRS 7 Financial Instruments: Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended June 30, 2016. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

We have established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting of risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board of Directors, the Board Committees and the senior management committees at least quarterly. Our risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $54 million (pre-tax) in net gains on the sale of AFS assets during the second quarter of 2016 ($46 million pre-tax in the second quarter of 2015). The net unrealized gains or OCI position on AFS fixed income and equity assets were $329 million and $124 million, respectively, after-tax as at June 30, 2016 ($43 million and $182 million, respectively, after-tax as at December 31, 2015).

28	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets out the estimated immediate impact on or sensitivity of our net income, our OCI, and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at June 30, 2016 and December 31, 2015.

Interest Rate and Equity Market Sensitivities

As at June 30, 2016(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(250)	$(100)	$50	$50
Potential impact on OCI	$550	$300	$(300)	$(550)
Potential impact on MCCSR(4)	9% points decrease	4% points decrease	3% points increase	6% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(100)	$100	$250
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	3% points decrease	1% points decrease	1% points increase	2% points increase

As at December 31, 2015(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(300)	$(100)	$50	$50
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	10% points decrease	4% points decrease	4% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(350)	$(100)	$100	$300
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	4% points decrease	1% points decrease	2% points increase	4% points increase

(1)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(2)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2016 and December 31, 2015 with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at June 30, 2016 and December 31, 2015, and include new business added and product changes implemented prior to such dates.

(4)

The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at June 30, 2016 and December 31, 2015. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance.

(5)

Represents the respective change across all equity markets as at June 30, 2016 and December 31, 2015. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(6)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income sensitivities to interest rates and equity markets have changed since December 31, 2015. The changes in net income sensitivity to interest rates have resulted primarily from assumption changes and management actions which more than offset the impact from declines in interest rates in the first half of 2016. The changes in net income sensitivity to equity markets have resulted primarily from assumption changes and management actions as well as the impact of changes in equity markets during the first half of 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	29

Interest rate sensitivities do not include any impact from changes to the ASB promulgated URR. In 2014, the ASB made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. When the ASB promulgated these changes, the intention was to review these assumptions every five years, or sooner if circumstances warrant. Given the continuing low interest rates, we expect the ASB will revisit the reinvestment assumptions in 2017 but the magnitude of any potential changes due to the promulgation remains uncertain. Based on current assumptions, as at June 30, 2016, our estimated sensitivity to a 10 basis point decrease in the URR would have been a decrease in reported and operating net income of approximately $75 million. The actual impact could differ from the Company’s estimate. The statements concerning expected URR changes are forward-looking.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholders’ net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)
Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
June 30, 2016	$(100)	$100
December 31, 2015	$(100)	$75

(1) Sensitivities have been rounded to the nearest $25 million.
(2) In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)
Net income sensitivity(1)	20 basis point decrease	20 basis point increase
June 30, 2016	$25	$(25)
December 31, 2015	$50	$(50)

(1) Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

30	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income asset, interest rate swaps, and swaptions.

Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at June 30, 2016 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

As at June 30, 2016
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	11,993	456	10,994	882
SLF U.S.	4,624	446	4,958	258
Run-off reinsurance(4)	2,576	514	1,872	557
Total	19,193	1,416	17,824	1,697

As at December 31, 2015
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,304	424	11,109	575
SLF U.S.	5,400	509	5,789	275
Run-off reinsurance(4)	2,950	569	2,129	570
Total	20,654	1,502	19,027	1,420

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2015 to June 30, 2016 was primarily as a result of the following factors:

(i)	the total fund values decreased due to the strengthening of the Canadian dollar against the U.S. dollar and the net redemptions from legacy business;
(ii)	the Amount at Risk decreased due to the strengthening of the Canadian dollar and the net redemptions from legacy business;
(iii)	the total value of guarantees decreased due to the strengthening of the Canadian dollar and net redemptions from legacy business; and
(iv)	the total insurance contract liabilities increased due to lower interest rates, partially offset by net redemptions and claims.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	31

Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at June 30, 2016, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at June 30, 2016 and December 31, 2015.

Impact of Segregated Fund Hedging

June 30, 2016
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(250)	(500)	(200)	(600)
Hedging impact	250	550	150	500
Net of hedging	–	50	(50)	(100)

December 31, 2015
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(450)	(200)	(600)
Hedging impact	200	500	150	500
Net of hedging	–	50	(50)	(100)

(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(3)

Represents a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2016 and December 31, 2015, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(4)

Represents the change across all equity markets as at June 30, 2016 and December 31, 2015. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in North American real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at June 30, 2016 would decrease net income by approximately $175 million ($175 million decrease as at December 31, 2015). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at June 30, 2016 would increase net income by approximately $175 million ($175 million increase as at December 31, 2015).

32	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices, and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2015 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI, and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at June 30, 2016 and December 31, 2015, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the June 30 and December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at June 30, 2016 and December 31, 2015, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in the annual MD&A under the headings Outlook and Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2015 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	33

Recent Regulatory Developments

On March 29, 2016, the Office of the Superintendent of Financial Institutions (“OSFI”) released its draft 2018 guideline – Life Insurance Capital Adequacy Test for public consultation. When implemented, this guideline will establish a new regulatory capital framework for life insurance companies, which will replace the current MCCSR Guideline. The ultimate specifications and impact of the new framework is uncertain at this time. We expect OSFI to release the final guideline later in 2016.

In April 2016, the U.S. Department of Labor issued its final Conflict of Interest rule defining when a communication constitutes investment advice and results in fiduciary status in the United States. The new rule expands the definition of fiduciary investment advice applicable to Employee Retirement Income Security Act of 1974 (“ERISA”) plans and participants and Individual Retirement Account owners. We have investment management operations in the United States, primarily MFS, which conduct business with distribution firms that may be impacted by the rule. We are reviewing the final version of the rule and we are monitoring the impact it will have on the distribution of retirement products in the U.S., and the effects this may have on our businesses.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A, and AIF, for the year ended December 31, 2015.

Changes in Accounting Policies

We have adopted several amended IFRS standards in the current year. In addition, amendments to IFRS were issued during the period. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period which began on April 1, 2016 and ended on June 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As permitted by securities legislation, for the period ended June 30, 2016, the Company’s management has limited the scope of its design of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting to exclude controls, policies and procedures of the U.S. employee benefits business, which the Company acquired on March 1, 2016. The U.S. employee benefits business acquired in 2016 represents 1.5% of Total assets and 3.4% of Total revenue as at and for the six months ended June 30, 2016. The estimated fair value of assets acquired and liabilities assumed at the date of the acquisition are outlined in Note 3 of our Interim Consolidated Financial Statements.

Reconciliation of Non-IFRS Financial Measures

Additional information on the use of non-IFRS measures, including the definition of operating net income (loss) and underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following table sets out the amounts that were excluded from our operating net income (loss), underlying net income (loss), operating EPS, and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

34	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, unless otherwise noted)	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15
Reported net income	480	540	536	482	726
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(6)	(13)	10	(10)	6
Fair value adjustments on MFS’s share-based payment awards	20	7	(6)	28	(11)
Acquisition, integration and restructuring	(8)	15	(66)	(14)	–
Operating net income (loss)	474	531	598	478	731

Market related impacts	(72)	(40)	(36)	(82)	97
Assumption changes and management actions	(8)	(11)	(12)	32	19
Underlying net income (loss)	554	582	646	528	615

Reported EPS (diluted) ($)	0.78	0.88	0.87	0.79	1.18
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	(0.01)	(0.02)	0.02	(0.02)	0.01
Fair value adjustments on MFS’s share-based payment awards ($)	0.03	0.01	(0.01)	0.05	(0.02)
Acquisition, integration and restructuring ($)	(0.01)	0.02	(0.11)	(0.02)	–
Impact of convertible securities on diluted EPS ($)	–	–	(0.01)	–	–
Operating EPS (diluted) ($)	0.77	0.87	0.98	0.78	1.19

Market related impacts ($)	(0.12)	(0.06)	(0.05)	(0.13)	0.16
Assumption changes and management actions ($)	(0.01)	(0.02)	(0.02)	0.05	0.03
Underlying EPS (diluted) ($)	0.90	0.95	1.05	0.86	1.00

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders’ equity for the period, respectively.

Adjusted revenue. This measure excludes from revenue the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”). Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods.

	Quarterly results
($ millions)	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15
Revenue	9,533	8,782	5,567	4,693	1,682
Constant Currency Adjustment	150	344	259	169	–
FV Adjustment	3,223	2,730	(788)	(168)	(3,500)
Reinsurance in SLF Canada’s GB Operations Adjustment	(679)	(688)	(1,171)	(1,179)	(1,149)
Adjusted revenue	6,839	6,396	7,267	5,871	6,331

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods. In the second quarter of 2016, we moved our sales reporting methodology for Bentall Kennedy’s real estate investment management operations from an investment property activity basis to a client cash flow basis to be consistent with the method used in our existing asset management operations. Prior periods have been restated to reflect this change.

	Quarterly results
($ millions)	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15
Premiums and deposits	38,035	37,826	33,120	30,556	35,720
Constant Currency Adjustment	1,384	3,229	2,061	1,471	–
Reinsurance in SLF Canada’s GB Operations Adjustment	(679)	(688)	(1,171)	(1,179)	(1,149)
Adjusted premiums and deposits	37,330	35,285	32,230	30,264	36,869

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2016	35

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the underlying profitability of MFS. There is no directly comparable IFRS measure.

Impact of foreign exchange. Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements relating to our strategies, (ii) growth initiatives and other business objectives, (iii) statements that are predictive in nature or that depend upon or refer to future events or conditions, (iv) statements set out in this document under the heading Financial Summary – Impact of the Low Interest Environment and Risk Management – Interest Rate and Equity Market Sensitivities and (v) statements that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Financial Summary – Impact of the Low Interest Environment, Capital Management and Risk Management and in SLF Inc.’s 2015 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks – related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks – related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks – related to mortality, morbidity, longevity and policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks – related to global economic and political conditions; changes in distribution channels or customer behaviour including risks relating to market conduct by intermediaries and agents; changes in the competitive, legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; the design and implementation of business strategies; the performance of our investments and investment portfolios managed for clients such as segregated and mutual funds; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks – related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; the execution and integration of mergers, acquisitions and divestitures; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks – the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

36	Sun Life Financial Inc.	Second Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Revenue
Premiums
Gross	$4,639	$4,103	$8,898	$7,826
Less: Ceded	1,076	1,580	2,157	3,096
Net premiums	3,563	2,523	6,741	4,730
Net investment income (loss):
Interest and other investment income	1,339	1,320	2,764	2,599
Fair value and foreign currency changes on assets and liabilities (Note 5)	3,223	(3,500)	5,953	(1,005)
Net gains (losses) on available-for-sale assets	54	46	129	142
Net investment income (loss)	4,616	(2,134)	8,846	1,736
Fee income	1,354	1,293	2,728	2,548
Total revenue	9,533	1,682	18,315	9,014

Benefits and expenses
Gross claims and benefits paid (Note 7)	3,848	3,461	7,553	6,891
Increase (decrease) in insurance contract liabilities (Note 7)	4,030	(2,975)	7,468	173
Decrease (increase) in reinsurance assets (Note 7)	(76)	(121)	(93)	(314)
Increase (decrease) in investment contract liabilities (Note 7)	5	(19)	15	(7)
Reinsurance expenses (recoveries) (Note 8)	(1,017)	(1,523)	(2,044)	(2,976)
Commissions	579	508	1,119	1,000
Net transfer to (from) segregated funds (Note 11)	(76)	(30)	(133)	(13)
Operating expenses	1,443	1,229	2,812	2,409
Premium taxes	87	73	165	143
Interest expense	79	84	160	156
Total benefits and expenses	8,902	687	17,022	7,462

Income (loss) before income taxes	631	995	1,293	1,552
Less: Income tax expense (benefit) (Note 9)	120	245	212	340

Total net income (loss)	511	750	1,081	1,212
Less: Net income (loss) attributable to participating policyholders and non-controlling interest	7	(2)	13	(7)

Shareholders’ net income (loss)	504	752	1,068	1,219
Less: Preferred shareholders’ dividends	24	26	48	52
Common shareholders’ net income (loss)	$480	$726	$1,020	$1,167

Average exchange rates during the reporting periods:
U.S. dollars	1.29	1.23	1.33	1.23
U.K. pounds	1.85	1.88	1.91	1.88
Earnings (loss) per share (Note 13)
Basic	$0.78	$1.19	$1.66	$1.91
Diluted	$0.78	$1.18	$1.66	$1.90

Dividends per common share	$0.405	$0.380	$0.795	$0.740

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Total net income (loss)	$511	$750	$1,081	$1,212
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	(182)	(91)	(964)	645
Unrealized gains (losses) on net investment hedges	–	3	–	(11)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	192	(208)	308	6
Reclassifications to net income (loss)	(34)	(19)	(80)	(77)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	–	7	(16)	–
Reclassifications to net income (loss)	(2)	(5)	–	(1)
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(19)	3	(41)	68
Reclassifications to net income (loss) upon change in control (Note 3)	–	–	(8)	–
Total items that may be reclassified subsequently to income	(45)	(310)	(801)	630
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(32)	81	(58)	35
Total items that will not be reclassified subsequently to income	(32)	81	(58)	35
Total other comprehensive income (loss)	(77)	(229)	(859)	665
Total comprehensive income (loss)	434	521	222	1,877
Less: Participating policyholders’ and non-controlling interest comprehensive income (loss)	7	(3)	7	(2)
Shareholders’ comprehensive income (loss)	$427	$524	$215	$1,879
INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$1	$(12)	$1	$(10)
Unrealized gains / losses on available-for-sale assets	(61)	69	(92)	3
Reclassifications to net income for available-for-sale assets	16	6	27	31
Unrealized gains / losses on cash flow hedges	(1)	(2)	2	–
Reclassifications to net income for cash flow hedges	–	1	–	–
Total items that may be reclassified subsequently to income	(45)	62	(62)	24
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	12	(33)	24	(15)
Total items that will not be reclassified subsequently to income	12	(33)	24	(15)
Total income tax benefit (expense) included in other comprehensive income (loss)	$(33)	$29	$(38)	$9

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	Second Quarter 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		June 30, 2016	December 31, 2015
Assets
Cash, cash equivalents and short-term securities (Note 5)		$6,544	$8,983
Debt securities (Note 5)		74,035	69,896
Equity securities (Note 5)		5,445	5,313
Mortgages and loans		39,497	39,103
Derivative assets		2,837	1,866
Other invested assets (Note 5)		3,442	3,111
Policy loans		3,082	3,151
Investment properties		6,511	6,540
Invested assets		141,393	137,963
Other assets		4,507	4,567
Reinsurance assets (Note 7)		5,122	5,386
Deferred tax assets		1,616	1,372
Intangible assets		1,595	1,479
Goodwill		5,220	4,646
Total general fund assets		159,453	155,413
Investments for account of segregated fund holders (Note 11)		91,463	91,440
Total assets		$250,916	$246,853
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)		$115,740	$110,227
Investment contract liabilities (Note 7)		2,904	2,913
Derivative liabilities		2,697	3,378
Deferred tax liabilities		515	405
Other liabilities		12,367	12,332
Senior debentures		1,298	2,248
Subordinated debt		2,841	2,492
Total general fund liabilities		138,362	133,995
Insurance contracts for account of segregated fund holders (Note 11)		84,759	83,670
Investment contracts for account of segregated fund holders (Note 11)		6,704	7,770
Total liabilities		$229,825	$225,435
Equity
Issued share capital and contributed surplus		$10,915	$10,900
Shareholders’ retained earnings and accumulated other comprehensive income		9,983	10,350
Total shareholders’ equity		20,898	21,250
Participating policyholders’ equity and non-controlling interest		193	168
Total equity		$21,091	$21,418
Total liabilities and equity		$250,916	$246,853

Exchange rates at the end of the reporting periods:
	U.S. dollars	1.29	1.38
	U.K. pounds	1.72	2.04

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on August 10, 2016.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	39

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2016	June 30, 2015
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 10)
Balance, beginning of period	8,567	8,465
Stock options exercised	15	33
Common shares purchased for cancellation	–	(74)
Issued under dividend reinvestment and share purchase plan	–	41
Issued as consideration for business acquisition	–	34
Balance, end of period	8,582	8,499
Contributed surplus
Balance, beginning of period	76	83
Share-based payments	3	2
Stock options exercised	(3)	(6)
Balance, end of period	76	79
Retained earnings
Balance, beginning of period	7,891	6,762
Net income (loss)	1,068	1,219
Dividends on common shares	(487)	(453)
Dividends on preferred shares	(48)	(52)
Common shares purchased for cancellation (Note 10)	–	(138)
Transaction with non-controlling interest (Note 3)	(47)	–
Balance, end of period	8,377	7,338
Accumulated other comprehensive income (loss), net of taxes (Note 14)
Balance, beginning of period	2,459	1,164
Total other comprehensive income (loss) for the period	(853)	660
Balance, end of period	1,606	1,824
Total shareholders’ equity, end of period	$20,898	$19,997
Participating policyholders:
Balance, beginning of period	$168	$141
Net income (loss)	14	(7)
Total other comprehensive income (loss) for the period (Note 14)	(5)	5
Total participating policyholders’ equity, end of period	$177	$139
Non-controlling interest:
Balance, beginning of period	$–	$–
Non-controlling interest arising from acquisition (Note 3)	18	–
Net income (loss)	(1)	–
Total other comprehensive income (loss) for the period (Note 14)	(1)	–
Total non-controlling interest, end of period	$16	$–
Total equity	$21,091	$20,136

The attached notes form part of these Interim Consolidated Financial Statements.

40	Sun Life Financial Inc.	Second Quarter 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$631	$995	$1,293	$1,552
Add: Interest expense related to financing activities	68	74	139	148
Operating items not affecting cash:
Increase (decrease) in contract liabilities	4,164	(2,963)	7,561	81
(Increase) decrease in reinsurance assets	(78)	(128)	(142)	(322)
Unrealized (gains) losses on invested assets	(2,827)	3,600	(5,624)	1,951
Other non-cash items	219	199	(204)	(1,315)
Operating cash items:
Deferred acquisition costs	(14)	(15)	(9)	(31)
Realized (gains) losses on assets	(557)	(252)	(1,073)	(522)
Sales, maturities and repayments of invested assets	13,182	11,211	25,518	24,387
Purchases of invested assets	(13,497)	(11,954)	(26,359)	(24,146)
Change in policy loans	(1)	(16)	(18)	(24)
Income taxes received (paid)	(63)	(24)	(190)	(214)
Mortgage securitization (Note 5)	183	79	331	99
Other cash items	(80)	(236)	428	(184)
Net cash provided by (used in) operating activities	1,330	570	1,651	1,460
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(27)	(21)	(47)	(39)
Investment in and transactions with joint ventures and associates (Note 15)	(333)	–	(333)	(3)
Dividends received from associates and joint ventures	14	32	14	32
Acquisitions, net of cash and cash equivalents acquired (Note 3)	–	–	(1,237)	–
Other investing activities	(21)	(24)	(38)	(39)
Net cash provided by (used in) investing activities	(367)	(13)	(1,641)	(49)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(36)	2	(133)	31
Redemption of senior debenture (Note 10)	(950)	–	(950)	–
Issuance of subordinated debt, net of issuance costs (Note 10)	–	–	348	–
Issuance of common shares on exercise of stock options	5	7	12	27
Common shares purchased for cancellation (Note 10)	–	(92)	–	(212)
Dividends paid on common and preferred shares	(269)	(235)	(528)	(457)
Interest expense paid	(76)	(95)	(138)	(148)
Net cash provided by (used in) financing activities	(1,326)	(413)	(1,389)	(759)
Changes due to fluctuations in exchange rates	(55)	(19)	(342)	190
Increase (decrease) in cash and cash equivalents	(418)	125	(1,721)	842
Net cash and cash equivalents, beginning of period	5,209	4,081	6,512	3,364
Net cash and cash equivalents, end of period	4,791	4,206	4,791	4,206
Short-term securities, end of period	1,549	3,116	1,549	3,116
Net cash and cash equivalents and short-term securities, end of period (Note 5)	$6,340	$7,322	$6,340	$7,322

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	41

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.     Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2015 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2015 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.     Changes in Accounting Policies

Amended International Financial Reporting Standards Adopted in 2016

In December 2014, the IASB issued Disclosure Initiative, which amends IAS 1 Presentation of Financial Statements. The amendments are designed to encourage entities to use professional judgment to determine what information to disclose in the financial statements and accompanying notes by clarifying the guidance on materiality, presentation, and note structure. These amendments are effective for annual periods beginning on or after January 1, 2016. Certain disclosures in our Interim Consolidated Financial Statements were revised, including combining Property and equipment into Other assets. The amendments also require separate disclosure of the share of the other comprehensive income of joint ventures and associates, which is presented in our Interim Consolidated Statements of Comprehensive Income (Loss) adopted retrospectively.

The following amendments are also effective for annual periods beginning on or after January 1, 2016, and did not have a material impact on our Interim Consolidated Financial Statements.

In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations, which amends IFRS 11 Joint Arrangements. These amendments applied prospectively, provide guidance on the accounting for an acquisition of an interest in a joint operation when the operation constitutes a business.

In May 2014, the IASB issued Clarification of Acceptable Methods of Depreciation and Amortization, which amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. These amendments applied prospectively, clarify that, in general, revenue based methods of depreciation or amortization of property, plant and equipment and intangible assets should not be used.

In September 2014, the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle, which includes minor amendments to various IFRSs, with some amendments applied prospectively and others applied retrospectively.

In December 2014, the IASB issued Investment Entities: Applying the Consolidation Exception, which amends IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities, and IAS 28 Investment in Associates and Joint Ventures. The amendments clarify certain accounting requirements related to investment entities, which are entities that evaluate the performance of their investments on a fair value basis and whose business purpose is to invest funds solely for returns from capital appreciation, investment income, or both. The amendments applied retrospectively, include permitting a non-investment entity to retain the fair value accounting applied by its investment entity joint venture or associate when applying the equity method of accounting.

42	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Amended International Financial Reporting Standards Issued in 2016

In April 2016, the IASB issued Clarifications to IFRS 15 Revenue from Contracts with Customers, which provides additional guidance and relief on transition of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). These amendments are effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact that IFRS 15, along with these amendments, will have on our Consolidated Financial Statements.

In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions, which amends IFRS 2 Share-based Payment, which clarifies how to account for certain types of share-based payment transactions, such as the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments. These amendments are effective for annual periods beginning on or after January 1, 2018, and are applicable to awards granted on or after that date and to unvested and vested but unexercised awards outstanding at that date. The amendments are to be applied prospectively, with retrospective application permitted. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

3.     Acquisitions

Acquisition in Sun Life Financial United States

On March 1, 2016, we completed the purchase of the U.S. Employee Benefits business of Assurant, Inc. (“Assurant EB”) for total consideration of $1,264 which consisted of a ceding commission and a payment for the acquisition of direct subsidiaries. The purchase price includes an estimated contingent consideration of $21 that may be paid in cash over a 3-year period. The acquisition was effected through reinsurance agreements and the direct purchase of 100% of the voting shares of certain legal entities. The results and the net assets acquired, including goodwill, are recorded in our Sun Life Financial United States (“SLF U.S.”) reportable segment in Note 4. The acquisition adds new capabilities and increases the size and scale of this business segment.

During the second quarter of 2016, provisional amounts for intangible assets have been separately identified, valued, and recognized as part of the purchase price allocation presented below. Items on the statement of financial position that may be adjusted include insurance contract liabilities, intangible assets, goodwill, and deferred tax assets until finalization of the purchase price accounting.

The components of the fair value of net identifiable assets recognized from this acquisition consist of the following:

As at March 1, 2016
Fair value of consideration transferred	$1,264
Fair value of net identifiable assets acquired:
Assets acquired:
Invested assets	$2,345	(1)
Other assets	156
Deferred tax assets	205
Intangible assets	270	(2)
Total assets acquired	$2,976
Liabilities assumed:
Insurance contract liabilities	$2,302
Other liabilities assumed	105
Total liabilities assumed	$2,407
Fair value of net identifiable assets acquired	$569
Goodwill	$695	(3)

(1)	Includes cash and cash equivalents of $53, debt securities of $1,828, mortgages and loans of $376, and equity securities of $88.
(2)

The acquired intangible assets are finite life intangible assets that consist of client relationship intangible assets of $180 and distribution intangible assets of $90 that will be amortized on a straight-line basis over 15 years.

(3)

The goodwill represents the excess of the purchase price over the fair value of net assets and includes the benefit of synergies and future business and other economic benefits arising from this transaction of which $318 is deductible for tax purposes.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	43

Acquisition in Sun Life Financial Asia

On January 7, 2016, we completed a transaction to increase our ownership interest in our joint venture insurance company in Vietnam, PVI Sun Life Insurance Company Limited (“PVI Sun Life”), from 49% to 75% by acquiring from PVI Holdings an additional 26% of PVI Sun Life’s charter capital for cash consideration of $49. In connection with this acquisition, we also entered into an agreement that allows PVI Holdings to sell all of its remaining charter capital in PVI Sun Life to us within a 10-year period, which is recognized as Transaction with non-controlling interest in our Interim Consolidated Statements of Changes in Equity. As a result of this transaction, we obtained control and re-measured our existing ownership interest in PVI Sun Life at fair value on the acquisition date, resulting in the recognition of a one-time, non-cash gain of $31 recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. This gain consists of $23 related to the difference between the fair value and carrying value of our 49% interest in PVI Sun Life under the equity method of accounting and $8 related to reclassification of cumulative translation difference from accumulated other comprehensive income to net income. The fair value of net identifiable assets includes cash and cash equivalents of $2 and intangible assets of $6. The acquired intangible asset is subject to amortization on a straight-line basis. Goodwill arising from this transaction was $51, which primarily reflects expectations of future business. Non-controlling interest arising from acquisition was $18, which was recognized as its proportionate share of the fair value of the net identifiable assets. The results and the net assets acquired, including goodwill, are recorded in our Sun Life Financial Asia (“SLF Asia”) reportable segment in Note 4.

Subsequent Acquisition

On July 1, 2016, we increased our investment in our joint venture in Indonesia, PT CIMB Sun Life from 49% to 100% and simultaneously entered into an extended bancassurance agreement with PT Bank CIMB Niaga to strengthen our distribution capabilities for total consideration of approximately $76, consisting of $54 initial cash consideration and estimated contingent consideration of $22 to be paid over the next 3 years. Due to the recent closing of this transaction, the fair value determination and initial purchase price accounting for business combination have not been completed.

4.     Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., Sun Life Financial Asset Management (“SLF Asset Management”), SLF Asia, and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and by SLF Asset Management to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

44	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the three months ended June 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2016
Gross premiums:
Annuities	$492	$2	$–	$–	$8	$–	$502
Life insurance	1,000	662	–	460	23	–	2,145
Health insurance	1,074	910	–	4	4	–	1,992
Total gross premiums	2,566	1,574	–	464	35	–	4,639
Less: ceded premiums	911	147	–	10	8	–	1,076
Net investment income (loss)	2,106	1,314	(2)	553	671	(26)	4,616
Fee income	245	60	953	81	33	(18)	1,354
Total revenue	4,006	2,801	951	1,088	731	(44)	9,533
Less:
Total benefits and expenses	3,809	2,732	674	1,002	729	(44)	8,902
Income tax expense (benefit)	8	14	104	16	(22)	–	120
Total net income (loss)	$189	$55	$173	$70	$24	$–	$511
2015
Gross premiums:
Annuities	$732	$51	$–	$–	$8	$–	$791
Life insurance	916	569	–	228	27	–	1,740
Health insurance	1,004	560	–	4	4	–	1,572
Total gross premiums	2,652	1,180	–	232	39	–	4,103
Less: ceded premiums	1,420	151	–	9	–	–	1,580
Net investment income (loss)	(741)	(797)	2	(159)	(423)	(16)	(2,134)
Fee income	243	50	901	75	40	(16)	1,293
Total revenue	734	282	903	139	(344)	(32)	1,682
Less:
Total benefits and expenses	299	76	634	34	(324)	(32)	687
Income tax expense (benefit)	100	72	107	12	(46)	–	245
Total net income (loss)	$335	$134	$162	$93	$26	$–	$750

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	45

Results by segment for the six months ended June 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2016
Gross premiums:
Annuities	$881	$4	$–	$4	$16	$–	$905
Life insurance	1,960	1,258	–	891	48	–	4,157
Health insurance	2,148	1,670	–	9	9	–	3,836
Total gross premiums	4,989	2,932	–	904	73	–	8,898
Less: ceded premiums	1,819	303	–	21	14	–	2,157
Net investment income (loss)	3,849	2,837	3	1,020	1,189	(52)	8,846
Fee income	488	117	1,932	161	68	(38)	2,728
Total revenue	7,507	5,583	1,935	2,064	1,316	(90)	18,315
Less:
Total benefits and expenses	7,169	5,396	1,372	1,870	1,305	(90)	17,022
Income tax expense (benefit)	(20)	34	213	30	(45)	–	212
Total net income (loss)	$358	$153	$350	$164	$56	$–	$1,081
2015
Gross premiums:
Annuities	$1,082	$94	$–	$–	$13	$–	$1,189
Life insurance	1,822	1,104	–	485	53	–	3,464
Health insurance	2,034	1,121	–	8	10	–	3,173
Total gross premiums	4,938	2,319	–	493	76	–	7,826
Less: ceded premiums	2,775	297	–	18	6	–	3,096
Net investment income (loss)	1,685	4	1	93	(16)	(31)	1,736
Fee income	484	101	1,770	148	80	(35)	2,548
Total revenue	4,332	2,127	1,771	716	134	(66)	9,014
Less:
Total benefits and expenses	3,762	1,866	1,256	532	112	(66)	7,462
Income tax expense (benefit)	90	92	205	23	(70)	–	340
Total net income (loss)	$480	$169	$310	$161	$92	$–	$1,212

5.     Total Invested Assets and Related Net Investment Income

5.A Asset Classification

The carrying values of our debt securities, equity securities, and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
June 30, 2016
Debt securities	$61,152	$12,883	$–	$74,035
Equity securities	$4,704	$741	$–	$5,445
Other invested assets	$1,816	$390	$1,236	$3,442

December 31, 2015
Debt securities	$56,785	$13,111	$–	$69,896
Equity securities	$4,426	$887	$–	$5,313
Other invested assets	$1,811	$327	$973	$3,111

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

46	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Fair value change:
Cash, cash equivalents and short-term securities	$(1)	$(1)	$(19)	$17
Debt securities	2,519	(2,977)	3,904	(723)
Equity securities	148	(96)	209	52
Derivative investments	581	(380)	2,409	(1,063)
Other invested assets	11	(8)	(37)	38
Total change in fair value through profit or loss assets and liabilities	3,258	(3,462)	6,466	(1,679)
Fair value changes on investment properties	69	60	94	116
Foreign exchange gains (losses)(1)	(104)	(98)	(607)	558
Fair value and foreign currency changes on assets and liabilities	$3,223	$(3,500)	$5,953	$(1,005)

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

5.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $1 and $2 during the three and six months ended June 30, 2016, respectively ($1 and $2 for the three and six months ended June 30, 2015).

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2016	December 31, 2015	June 30, 2015
Cash	$1,542	$1,856	$1,193
Cash equivalents	3,453	4,822	3,145
Short-term securities	1,549	2,305	3,116
Cash, cash equivalents and short-term securities	6,544	8,983	7,454
Less: Bank overdraft, recorded in Other liabilities	204	166	132
Net cash, cash equivalents and short-term securities	$6,340	$8,817	$7,322

5.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to prepayment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Interim Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Interim Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate the reinvestment risk using interest rate swaps.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	47

The carrying value and fair value of the securitized mortgages as at June 30, 2016 are $976 and $1,000, respectively ($654 and $668 as at December 31, 2015). The carrying value and fair value of the associated liabilities as at June 30, 2016 are $998 and $1,042, respectively ($667 and $689 as at December 31, 2015). The carrying value of asset-backed securities in the PRA as at June 30, 2016 and December 31, 2015 are $27 and $17, respectively. There are no cash and cash equivalents in the PRA as at June 30, 2016 and December 31, 2015.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2015 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at June 30, 2016 and December 31, 2015.

5.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2015 Annual Consolidated Financial Statements.

5.F.i Fair Value Hierarchy

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	June 30, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,946	$598	$–	$6,544	$8,233	$750	$–	$8,983
Debt securities – fair value through profit or loss	1,187	59,368	597	61,152	1,205	55,053	527	56,785
Debt securities – available-for-sale	620	12,133	130	12,883	430	12,576	105	13,111
Equity securities – fair value through profit or loss	2,683	1,890	131	4,704	2,562	1,694	170	4,426
Equity securities – available-for-sale	567	167	7	741	709	178	–	887
Derivative assets	18	2,819	–	2,837	30	1,836	–	1,866
Other invested assets	812	156	1,238	2,206	888	144	1,106	2,138
Investment properties	–	–	6,511	6,511	–	–	6,540	6,540
Total invested assets	$11,833	$77,131	$8,614	$97,578	$14,057	$72,231	$8,448	$94,736
Investments for account of segregated fund holders	$25,692	$64,978	$793	$91,463	$27,714	$62,961	$765	$91,440
Total assets measured at fair value	$37,525	$142,109	$9,407	$189,041	$41,771	$135,192	$9,213	$186,176
Liabilities
Investment contract liabilities	$–	$–	$3	$3	$–	$–	$4	$4
Derivative liabilities	35	2,662	–	2,697	8	3,370	–	3,378
Total liabilities measured at fair value	$35	$2,662	$3	$2,700	$8	$3,370	$4	$3,382

Debt securities – fair value through profit or loss consist of the following:

As at	June 30, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$2,627	$40	$2,667	$–	$2,342	$41	$2,383
Canadian provincial and municipal government	–	12,356	41	12,397	–	10,516	39	10,555
U.S. government and agency	1,187	58	6	1,251	1,205	59	8	1,272
Other foreign government	–	5,897	20	5,917	–	5,883	33	5,916
Corporate	–	34,968	389	35,357	–	33,325	343	33,668
Asset-backed securities:
Commercial mortgage-backed securities	–	1,652	43	1,695	–	1,516	1	1,517
Residential mortgage-backed securities	–	1,468	14	1,482	–	1,052	8	1,060
Collateralized debt obligations	–	34	21	55	–	34	28	62
Other	–	308	23	331	–	326	26	352
Total debt securities – fair value through profit or loss	$1,187	$59,368	$597	$61,152	$1,205	$55,053	$527	$56,785

48	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – available-for-sale consist of the following:

As at	June 30, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,855	$–	$1,855	$–	$1,637	$–	$1,637
Canadian provincial and municipal government	–	1,000	–	1,000	–	836	–	836
U.S. government and agency	620	74	–	694	430	–	–	430
Other foreign government	–	858	–	858	–	737	1	738
Corporate	–	6,240	60	6,300	–	7,463	63	7,526
Asset-backed securities:
Commercial mortgage-backed securities	–	930	–	930	–	940	–	940
Residential mortgage-backed securities	–	496	–	496	–	308	–	308
Collateralized debt obligations	–	212	35	247	–	221	–	221
Other	–	468	35	503	–	434	41	475
Total debt securities – available-for-sale	$620	$12,133	$130	$12,883	$430	$12,576	$105	$13,111

There were no significant transfers between Level 1 and Level 2 for the three and six months ended June 30, 2016 and June 30, 2015.

The following tables provide reconciliations of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2016
Beginning balance	$539	$123	$163	$7	$1,097	$6,446	$8,375	$735	$9,110
Included in net income(1)(3)	8	–	1	–	(11)	58	56	7	63
Included in OCI(3)	–	1	–	–	(4)	–	(3)	–	(3)
Purchases	85	35	4	–	192	102	418	103	521
Sales	(2)	(2)	–	–	(36)	(76)	(116)	(14)	(130)
Settlements	(3)	–	–	–	–	–	(3)	–	(3)
Transfers into Level 3(2)	62	–	–	–	–	–	62	–	62
Transfers (out) of Level 3(2)	(80)	(27)	(37)	–	–	–	(144)	(2)	(146)
Foreign currency translation(4)	(12)	–	–	–	–	(19)	(31)	(36)	(67)
Ending balance	$597	$130	$131	$7	$1,238	$6,511	$8,614	$793	$9,407
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$2	$–	$–	$(10)	$96	$88	$4	$92

For the three months ended
June 30, 2015
Beginning balance	$1,045	$437	$161	$–	$881	$6,260	$8,784	$611	$9,395
Included in net income(1)(3)	(8)	–	3	–	(3)	52	44	(1)	43
Included in OCI(3)	–	–	–	–	(5)	–	(5)	–	(5)
Purchases	47	79	4	–	72	105	307	93	400
Sales	(5)	(3)	(2)	–	(21)	(24)	(55)	(3)	(58)
Settlements	(42)	(6)	–	–	–	–	(48)	–	(48)
Transfers into Level 3(2)	64	–	–	–	–	–	64	6	70
Transfers (out) of Level 3(2)	(328)	(162)	–	–	–	–	(490)	(6)	(496)
Foreign currency translation(4)	(2)	(3)	(1)	–	(1)	(21)	(28)	21	(7)
Ending balance	$771	$342	$165	$–	$923	$6,372	$8,573	$721	$9,294
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(22)	$–	$4	$–	$(3)	$59	$38	$8	$46

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	49

For the six months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2016
Beginning balance	$527	$105	$170	$–	$1,106	$6,540	$8,448	$765	$9,213
Included in net income(1)(3)	5	2	(6)	–	(65)	72	8	9	17
Included in OCI(3)	–	–	–	–	(5)	–	(5)	–	(5)
Purchases	153	60	25	7	277	189	711	136	847
Sales	(6)	(3)	–	–	(72)	(146)	(227)	(27)	(254)
Settlements	(11)	(1)	(17)	–	–	–	(29)	–	(29)
Transfers into Level 3(2)	62	–	–	–	–	–	62	–	62
Transfers (out) of Level 3(2)	(101)	(27)	(37)	–	–	–	(165)	(9)	(174)
Foreign currency translation(4)	(32)	(6)	(4)	–	(3)	(144)	(189)	(81)	(270)
Ending balance	$597	$130	$131	$7	$1,238	$6,511	$8,614	$793	$9,407
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$1	$(7)	$–	$(64)	$109	$39	$6	$45

For the six months ended
June 30, 2015
Beginning balance	$891	$280	$125	$–	$788	$6,108	$8,192	$530	$8,722
Included in net income(1)(3)	8	3	9	–	29	96	145	27	172
Included in OCI(3)	–	–	–	–	(5)	–	(5)	–	(5)
Purchases	172	205	27	–	139	156	699	120	819
Sales	(7)	(3)	(2)	–	(32)	(115)	(159)	(10)	(169)
Settlements	(53)	(10)	–	–	–	–	(63)	(1)	(64)
Transfers into Level 3(2)	82	8	–	–	–	–	90	16	106
Transfers (out) of Level 3(2)	(358)	(152)	–	–	–	–	(510)	(6)	(516)
Foreign currency translation(4)	36	11	6	–	4	127	184	45	229
Ending balance	$771	$342	$165	$–	$923	$6,372	$8,573	$721	$9,294
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(19)	$–	$9	$–	$30	$143	$163	$34	$197

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the pricing inputs used lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets of foreign subsidiaries from their functional currencies to Canadian dollars.

6.     Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2015 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2016. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

50	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.     Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended June 30, 2016			For the three months ended June 30, 2015
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$106,156	$4,573	$101,583	$101,808	$4,161	$97,647
Change in balances on in-force policies	3,341	47	3,294	(3,686)	88	(3,774)
Balances arising from new policies	681	31	650	704	29	675
Method and assumption changes	8	(2)	10	7	4	3
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	4,030	76	3,954	(2,975)	121	(3,096)
Acquisitions (Note 3)	–	–	–	–	–	–
Foreign exchange rate movements	(950)	(34)	(916)	(265)	(48)	(217)
Balances before Other policy liabilities and assets	109,236	4,615	104,621	98,568	4,234	94,334
Other policy liabilities and assets	6,504	507	5,997	6,139	419	5,720
Total Insurance contract liabilities and Reinsurance assets, end of period	$115,740	$5,122	$110,618	$104,707	$4,653	$100,054

	For the six months ended June 30, 2016			For the six months ended June 30, 2015
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$103,730	$4,812	$98,918	$95,243	$3,671	$91,572
Change in balances on in-force policies	5,821	37	5,784	(1,376)	37	(1,413)
Balances arising from new policies	1,633	61	1,572	1,414	215	1,199
Method and assumption changes	14	(5)	19	135	62	73
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	7,468	93	7,375	173	314	(141)
Acquisitions (Note 3)	2,196	–	2,196	–	–	–
Foreign exchange rate movements	(4,158)	(290)	(3,868)	3,152	249	2,903
Balances before Other policy liabilities and assets	109,236	4,615	104,621	98,568	4,234	94,334
Other policy liabilities and assets	6,504	507	5,997	6,139	419	5,720
Total Insurance contract liabilities and Reinsurance assets, end of period	$115,740	$5,122	$110,618	$104,707	$4,653	$100,054

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	51

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended June 30, 2016		For the three months ended June 30, 2015
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$4	$2,236	$17	$2,129
Deposits	–	79	–	81
Interest	–	12	–	10
Withdrawals	–	(66)	(6)	(69)
Fees	–	(1)	–	(2)
Other	–	4	(1)	–
Foreign exchange rate movements	(1)	(1)	–	–
Balances, end of period	$3	$2,263	$10	$2,149

	For the six months ended June 30, 2016		For the six months ended June 30, 2015
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$4	$2,208	$16	$2,142
Deposits	–	193	–	179
Interest	–	23	–	21
Withdrawals	–	(166)	(6)	(199)
Fees	–	(2)	–	(2)
Other	–	9	(1)	5
Foreign exchange rate movements	(1)	(2)	1	3
Balances, end of period	$3	$2,263	$10	$2,149
Changes in investment contract liabilities with DPF are as follows:
	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Balances, beginning of period	$656	$718	$701	$661
Change in liabilities on in-force policies	(7)	(32)	(8)	(31)
Liabilities arising from new policies	–	3	–	3
Increase (decrease) in liabilities	(7)	(29)	(8)	(28)
Foreign exchange rate movements	(11)	(6)	(55)	50
Balances, end of period	$638	$683	$638	$683
7.C Gross Claims and Benefits Paid Gross claims and benefits paid consist of the following:
	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Maturities and surrenders	$678	$732	$1,343	$1,442
Annuity payments	463	434	936	866
Death and disability benefits	927	852	1,866	1,751
Health benefits	1,487	1,147	2,806	2,288
Policyholder dividends and interest on claims and deposits	293	296	602	544
Total gross claims and benefits paid	$3,848	$3,461	$7,553	$6,891

52	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.     Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Recovered claims and benefits	$903	$1,373	$1,807	$2,610
Commissions	13	14	27	28
Reserve adjustments	20	6	45	75
Operating expenses and other	81	130	165	263
Reinsurance (expenses) recoveries	$1,017	$1,523	$2,044	$2,976

9.     Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the six months ended
	June 30, 2016		June 30, 2015		June 30, 2016		June 30, 2015
		%		%		%		%
Total net income (loss)	$511		$750		$1,081		$1,212
Add: Income tax expense (benefit)	120		245		212		340
Total net income (loss) before income taxes	$631		$995		$1,293		$1,552
Taxes at the combined Canadian federal and provincial statutory income tax rate	$169	26.8	$266	26.8	$346	26.8	$415	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	12	1.9	16	1.6	9	0.7	24	1.5
Tax (benefit) cost of unrecognized tax losses and tax credits	–	–	20	2.0	1	0.1	21	1.4
Tax exempt investment income	(42)	(6.6)	(24)	(2.4)	(106)	(8.2)	(76)	(4.9)
Tax rate and other legislative changes	–	–	(5)	(0.5)	–	–	(5)	(0.3)
Adjustments in respect of prior periods, including resolution of tax disputes	(6)	(1.0)	(28)	(2.9)	(19)	(1.5)	(35)	(2.3)
Other	(13)	(2.1)	–	–	(19)	(1.5)	(4)	(0.3)
Total tax expense (benefit) and effective income tax rate	$120	19.0	$245	24.6	$212	16.4	$340	21.9

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that is taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes, includes the impact of finalization of tax audits and the tax filings in various jurisdictions.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	53

10.    Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 22 of our 2015 Annual Consolidated Financial Statements.

As part of the revisions to the 2016 Minimum Continuing Capital and Surplus Requirements (“MCCSR”) Guidance of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”), disclosure of MCCSR ratios for holding companies and non-operating life companies is now required. SLF Inc.’s MCCSR ratio as at June 30, 2016 exceeded the minimum regulatory target. Our principal operating insurance subsidiary in Canada, Sun Life Assurance, is also subject to the MCCSR capital rules. Sun Life Assurance’s MCCSR ratio as at June 30, 2016 exceeded the minimum regulatory target; as well, it also exceeded the supervisory target applicable to operating insurance companies. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at June 30, 2016. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2016.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

10.B Significant Capital Transactions

10.B.i Common Shares

Changes in common shares issued and outstanding are as follows:

For the six months ended June 30,	2016		2015
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	612.3	$8,567	613.1	$8,465
Stock options exercised	0.5	15	0.9	33
Common shares purchased for cancellation(1)	–	–	(5.3)	(74)
Shares issued under the dividend reinvestment and share purchase plan(2)	–	–	1.0	41
Shares issued as consideration for business acquisition	–	–	0.9	34
Balance, end of period	612.8	$8,582	610.6	$8,499

(1)

On November 10, 2014, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 9 million common shares. The program expired on November 9, 2015. The purchases were made through the facilities of the Toronto Stock Exchange and alternative Canadian trading platforms (the “Exchanges”), at prevailing market rates. The common shares purchased and cancelled under this program during the two quarters of 2015 were purchased at an average price per share of $39.97 for a total price of $212. The total amount paid to purchase the shares was allocated to Common shares and Retained earnings in our Interim Consolidated Statements of Changes in Equity. The amount allocated to Common shares was based on the average cost per common share and amounts paid above the average cost was allocated to Retained earnings.

(2)

Common shares issued under the SLF Inc.’s Dividend Reinvestment and Share Purchase Plan (“DRIP”) for dividend reinvestments in 2015 were issued from treasury at no discount. SLF Inc. also issued an insignificant number of common shares from treasury at no discount for optional cash purchases. Commencing with the dividends paid on March 31, 2016, common shares acquired under the DRIP are purchased by the plan agent on behalf of participants on the open market through the Exchanges.

10.B.ii Senior and Subordinated Debt

On June 1, 2016, SLF Inc. redeemed all of the outstanding $950 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest.

On February 19, 2016, SLF Inc. issued $350 principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026 (the “Debentures”). The net proceeds of $348 were used to partially fund the acquisition of Assurant EB and for general corporate purposes. The Debentures bear interest at a fixed rate of 3.10% per annum payable in equal semi-annual instalments to, but excluding February 19, 2021. From February 19, 2021 to, but excluding the maturity date of February 19, 2026, the Debentures will bear interest at a variable rate equal to the Canadian dollar offered rate for three-month bankers’ acceptances (“CDOR”) plus 2.20% per annum payable in quarterly instalments. At SLF Inc.’s option, and subject to prior approval of OSFI, SLF Inc. may redeem the Debentures, in whole or in part, on or after February 19, 2021 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Debentures are direct, unsecured subordinated obligations of SLF Inc. and rank equally and rateably with all other subordinated unsecured indebtedness of SLF Inc. The Debentures qualify as capital for Canadian regulatory purposes.

54	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11.    Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	June 30, 2016	December 31, 2015
Segregated and mutual fund units	$78,321	$76,076
Equity securities	9,246	11,169
Debt securities	3,262	3,217
Cash, cash equivalents and short-term securities	403	719
Investment properties	402	479
Mortgages	31	36
Other assets	162	152
Total assets	$91,827	$91,848
Less: Liabilities arising from investing activities	$364	$408
Total investments for account of segregated fund holders	$91,463	$91,440

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Balances, beginning of period	$82,754	$81,821	$7,041	$7,846
Additions to segregated funds:
Deposits	2,809	4,448	25	39
Net transfer (to) from general funds	(76)	(30)	–	–
Net realized and unrealized gains (losses)	1,927	(1,533)	267	(151)
Other investment income	250	269	58	66
Total additions	$4,910	$3,154	$350	$(46)
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,109	2,216	155	266
Management fees	196	198	18	24
Taxes and other expenses	61	29	4	1
Foreign exchange rate movements	539	(181)	510	(278)
Total deductions	$2,905	$2,262	$687	$13
Net additions (deductions)	$2,005	$892	$(337)	$(59)
Balances, end of period	$84,759	$82,713	$6,704	$7,787

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	55

	Insurance contracts		Investment contracts
For the six months ended	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Balances, beginning of period	$83,670	$76,736	$7,770	$7,202
Additions to segregated funds:
Deposits	5,515	6,826	50	72
Net transfers (to) from general funds	(133)	(13)	–	–
Net realized and unrealized gains (losses)	1,059	2,562	248	228
Other investment income	704	650	101	110
Total additions	$7,145	$10,025	$399	$410
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	4,275	4,354	289	373
Management fees	389	396	36	44
Taxes and other expenses	117	77	7	7
Foreign exchange rate movements	1,275	(779)	1,133	(599)
Total deductions	$6,056	$4,048	$1,465	$(175)
Net additions (deductions)	$1,089	$5,977	$(1,066)	$585
Balances, end of period	$84,759	$82,713	$6,704	$7,787

12.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2016
Revenue	$113	$8,181	$2,111	$(872)	$9,533
Shareholders’ net income (loss)	$504	$313	$105	$(418)	$504

June 30, 2015
Revenue	$101	$727	$686	$168	$1,682
Shareholders’ net income (loss)	$752	$518	$183	$(701)	$752

Results for the six months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2016
Revenue	$504	$15,396	$4,401	$(1,986)	$18,315
Shareholders’ net income (loss)	$1,068	$642	$7	$(649)	$1,068

June 30, 2015
Revenue	$189	$7,134	$1,964	$(273)	$9,014
Shareholders’ net income (loss)	$1,219	$881	$251	$(1,132)	$1,219

56	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2016
Invested assets	$21,279	$134,723	$6,155	$(20,764)	$141,393
Total other general fund assets	$10,077	$24,011	$22,206	$(38,234)	$18,060
Investments for account of segregated fund holders	$–	$91,417	$46	$–	$91,463
Insurance contract liabilities	$–	$116,045	$8,007	$(8,312)	$115,740
Investment contract liabilities	$–	$2,904	$–	$–	$2,904
Total other general fund liabilities	$10,458	$23,982	$18,079	$(32,801)	$19,718

December 31, 2015
Invested assets	$20,695	$130,977	$5,794	$(19,503)	$137,963
Total other general fund assets	$10,922	$21,279	$22,265	$(37,016)	$17,450
Investments for account of segregated fund holders	$–	$91,389	$51	$–	$91,440
Insurance contract liabilities	$–	$110,568	$7,029	$(7,370)	$110,227
Investment contract liabilities	$–	$2,913	$–	$–	$2,913
Total other general fund liabilities	$10,367	$22,386	$20,380	$(32,278)	$20,855

13.    Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Common shareholders’ net income (loss) for basic earnings per share	$480	$726	$1,020	$1,167
Add: increase in income due to convertible instruments(1)	2	2	5	5
Common shareholders’ net income (loss) on a diluted basis	$482	$728	$1,025	$1,172
Weighted average number of common shares outstanding for basic earnings per share (in millions)	613	612	613	612
Add: dilutive impact of stock options(2) (in millions)	1	1	1	1
Add: dilutive impact of convertible instruments(1) (in millions)	5	5	5	5
Weighted average number of common shares outstanding on a diluted basis (in millions)	619	618	619	618
Basic earnings (loss) per share	$0.78	$1.19	$1.66	$1.91
Diluted earnings (loss) per share	$0.78	$1.18	$1.66	$1.90

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 1 million stock options for the three and six months ended June 30, 2016 (2 million for the three and six months ended June 30, 2015) because these stock options were antidilutive for the period.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	57

14.    Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	2016			2015
For the three months ended June 30,	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,603	$(182)	$1,421	$1,505	$(88)	$1,417
Unrealized gains (losses) on available-for-sale assets	295	158	453	679	(227)	452
Unrealized gains (losses) on cash flow hedges	(11)	(2)	(13)	3	2	5
Share of other comprehensive income (loss) in joint ventures and associates	46	(19)	27	86	3	89
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(244)	(32)	(276)	(215)	81	(134)
Unrealized gains (losses) on transfers to investment properties	6	–	6	6	–	6
Total	$1,695	$(77)	$1,618	$2,064	$(229)	$1,835
Total attributable to:
Participating policyholders	$13	$–	$13	$12	$(1)	$11
Non-controlling interest	(1)	–	(1)	–	–	–
Shareholders	1,683	(77)	1,606	2,052	(228)	1,824
Total	$1,695	$(77)	$1,618	$2,064	$(229)	$1,835

	2016			2015
For the six months ended June 30,	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$2,385	$(964)	$1,421	$783	$634	$1,417
Unrealized gains (losses) on available-for-sale assets	225	228	453	523	(71)	452
Unrealized gains (losses) on cash flow hedges	3	(16)	(13)	6	(1)	5
Share of other comprehensive income (loss) in joint ventures and associates	76	(49)	27	21	68	89
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(218)	(58)	(276)	(169)	35	(134)
Unrealized gains (losses) on transfers to investment properties	6	–	6	6	–	6
Total	$2,477	$(859)	$1,618	$1,170	$665	$1,835
Total attributable to:
Participating policyholders	$18	$(5)	$13	$6	$5	$11
Non-controlling interest	–	(1)	(1)	–	–	–
Shareholders	2,459	(853)	1,606	1,164	660	1,824
Total	$2,477	$(859)	$1,618	$1,170	$665	$1,835

15.    Joint Ventures and Associates

On April 11, 2016, we completed a transaction to increase our ownership in Birla Sun Life Insurance Company Limited (“BSLI”), from 26% to 49% by purchasing additional shares of BSLI from Aditya Birla Nuvo Limited for consideration of $333, which includes transaction costs.

58	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Major Offices

The following is contact information for Sun Life Financial’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Headquarters

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-2290

Call centre: 1-877-SUN-LIFE /

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, Quebec

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Call Centre: 1-800-SUN-LIFE /

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial International

Washington House, 3rd Floor

16 Church Street

Hamilton HM 11

Bermuda

Tel: 441-294-6050 / 1 800-368-9428

Website: www.sunlife.com/international

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Tel: 0345 072 0223

Overseas: +44 1256 841 414

Call Centre: +44 1256 841 414

Website: sloc.co.uk

Sun Life Financial Asia

Sun Life Financial Asia Regional Office

Level 14, Citiplaza 3

14 Taikoo Wan Road

Taikoo Shing, Hong Kong

Tel: (852) 2918-3888

Fax: (852) 2918-3800

China

Sun Life Everbright Life Insurance Company Limited

Tianjin International Building, 37th Floor

75 Nanjing Road

Tianjin, China 300050

Tel: (8622) 2339-1188

Fax: (8622) 2339-9929

Website: sunlife-everbright.com

Sun Life Assurance Company of Canada

Beijing Representative Office

Suite A01, 10th Floor, AB Tower,

Office Park, No. 10 Jintong West Road

Chaoyang District

Beijing, China 100020

Tel: (8610) 8590-6500

Fax: (8610) 8590-6501

Hong Kong

Sun Life Hong Kong Limited

Sun Life Tower, 10th Floor

The Gateway

15 Canton Road

Kowloon, Hong Kong

Tel: (852) 2103-8888

Call Centre: (852) 2103-8928

Website: sunlife.com.hk

India

Birla Sun Life Insurance

Company Limited

One India Bulls Centre, Tower 1, 16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 1-800-270-7000 (within India)

91-22-6691-7777 (outside India)

Website: birlasunlife.com

Sun Life Assurance Company of Canada

India Representative Office

One India Bulls Centre, Tower 1,  14th Floor,

Jupiter Mill Compound

841, Senapati Bapat Marg,

Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-9121

Indonesia

PT Sun Life Financial Indonesia

Menara Sun Life, 12th Floor

JI Dr Ide Anak Agung Gde Agung Blok 6.3

Kawasan Mega Kuningan

Jakarta, Selatan 12950

Indonesia

Tel: (6221) 5289-0000

Customer Service Centre (Indonesia only): (6221) 1-500-786

Fax: (6221) 5289-0019

Website: sunlife.co.id

PT CIMB Sun Life

Menara Sun Life, 9th Floor

JI Dr Ide Anak Agung Gde Agung Blok 6.3

Kawasan Mega Kuningan

Jakarta, Selatan 12950

Indonesia

Tel: (6221) 2994-2888

Customer Service Centre (Indonesia only):

(6221) 500-089

Fax: (6221) 2994-2800

Website: cimbsunlife.co.id

Malaysia

Sun Life Malaysia Assurance Berhad

Sun Life Malaysia Takaful Berhad

Level 11, 338 Jalan Tuanku Abdul Rahman,

50100 Kuala Lumpur,

Malaysia

Tel: (603) 2612-3600

Fax: (603) 2698-7035

Website: sunlifemalaysia.com

Philippines

Sun Life Financial Philippines

Sun Life Centre, 2nd Floor

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig City - 1634

Philippines

Tel: (632) 555-8888

Website: sunlife.com.ph

Sun Life Grepa Financial, Inc.

Grepalife Building, 2nd Floor

#221 Sen. Gil J. Puyat Avenue

Makati City - 1203

Philippines

Tel: (632) 866-6800

Website: sunlifegrepa.com

Vietnam

PVI Sun Life Insurance Co. Ltd.

Vietcombank Tower, 29th Floor

#5 Me Linh Square, District 1

Ho Chi Minh City, Vietnam

Tel: (848) 6298-5888

Website: pvisunlife.com.vn

MFS Investment Management

Head Office

111 Huntington Avenue

Boston, Massachusetts

USA 02199-7632

Tel: 617-954-5000

Toll-Free: (Canada and U.S. only)

1-800-343-2829

Website: mfs.com

Sun Life Global Investments (Canada) Inc.

Corporate Office

225 King Street West

Toronto, Ontario

Canada M5V 3C5

Tel: 1-877-344-1434

Website: sunlifeglobalinvestments.com

Sun Life Investment Management

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 1-855-807-7546

Website: sunlifeinvestmentmanagement.com

Sun Life Asset Management Company Inc.

Head Office

8/F Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Birla Sun Life Asset Management Company Limited

Head Office

One India Bulls Centre, Tower 1, 17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-8000

Website: birlasunlife.com

MAJOR OFFICES	Sun Life Financial Inc.	Second Quarter 2016	59

Corporate and Shareholder Information

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit sunlife.com.

Corporate Office

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: www.sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Investor Relations

Fax: 416-979-4080

E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from www.sunlife.com.

Transfer Agent

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

CST Trust Company

P.O. Box 700

Station B

Montreal, Quebec

Canada H3B 3K3

Within North America:

Tel: 1-877-224-1760

Outside of North America:

Tel: 416-682-3865

Fax: 1-888-249-6189

E-mail: inquiries@canstockta.com

Website: www.canstockta.com

Shareholders can view their account

details using CST Trust Company’s

Internet service, Answerline.®

Register at www.canstockta.com/investor.

United States

American Stock Transfer & Trust Company, LLC

6201 15th Ave.

Brooklyn, NY 11219

Tel: 1-877-224-1760

E-mail: inquiries@canstockta.com

United Kingdom

Capita Registrars

The Registry

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Tel: +44 (0) 345-602-1587

E-mail: shareholderenquiries@capita.co.uk

Philippines

Rizal Commercial Banking Corporation (RCBC)

RCBC Stock Transfer Processing Section

Ground Floor, West Wing,

GPL (Grepalife) Building,

221 Senator Gil Puyat Avenue

Makati City, Philippines

From Metro Manila:  632-318-8567

From the Provinces: 1-800-1-888-2422

E-mail: rcbcstocktransfer@rcbc.com

Hong Kong

Computershare Hong Kong Investor

Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: 852-2862-8555

E-mail: hkinfo@computershare.com.hk

Shareholder Services

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail:

shareholderservices@sunlife.com

French E-mail:

servicesauxactionnaires@sunlife.com

Dividends

2016 Dividend dates

Common shares

Record Dates	Payment Dates
March 2, 2016	March 31, 2016
June 1, 2016	June 30, 2016
August 31, 2016	September 30, 2016
November 30, 2016*	December 30, 2016

* Subject to approval by the Board of Directors

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the CST Trust Company website, www.canstockta.com, or you can contact CST Trust Company to have a form sent to you.

Canadian Dividend Reinvestment

and Share Purchase Plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, CST Trust Company at inquiries@canstockta.com.

Stock Exchange Listings

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A
Series 2 – SLF.PR.B
Series 3 – SLF.PR.C
Series 4 – SLF.PR.D
Series 5 – SLF.PR.E
Series 8R – SLF.PR.G
Series 9QR – SLF.PR.J
Series 10R – SLF.PR.H
Series 12R – SLF.PR.I

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

60	Sun Life Financial Inc.	Second Quarter 2016	CORPORATE AND SHAREHOLDER INFORMATION

Life’s brighter under the sun

SUN LIFE FINANCIAL INC.

150 King Street West Toronto, Ontario Canada M5H 1J9	sunlife.com